Exhibit 99.1

Tomorrow starts today

Enerflex

2024 Annual Information Form

For the year ended December 31, 2024

Dated February 27, 2025

ENERFLEX LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2024

Dated February 27, 2025

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2024

ABOUT ENERFLEX	2	Industry Specific Risks	34
CORPORATE STRUCTURE	2	Enerflex Specific Risks	40
Name, Address, and Incorporation	2	DESCRIPTION OF CAPITAL STRUCTURE	45
Inter-Company Relationships	2	Enerflex Common Shares	45
GENERAL DEVELOPMENT OF THE BUSINESS	3	Preferred Shares	45
Three-year History	3	DIVIDENDS	46
DESCRIPTION OF THE BUSINESS	6	Restrictions on Paying Dividends	46
Enerflex’s Business	6	CREDIT RATINGS	46
PRODUCT LINES	7	MARKET FOR SECURITIES	48
Energy Infrastructure	7	BOARD OF DIRECTORS	48
After-Market Services	8	EXECUTIVE OFFICERS	51
Engineered Systems	8	CORPORATE CEASE TRADE ORDERS	52
GEOGRAPHIC MARKETS	10	PENALTIES OR SANCTIONS	52
North America	10	BANKRUPTCIES	52
Latin America	11	CONFLICTS OF INTERESTS	53
Eastern Hemisphere	11	LEGAL PROCEEDINGS	53
SEGMENTED REVENUE DETAILS	12	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54
ENERFLEX’S CLIENT PARTNERS	13	INTERESTS OF EXPERTS, TRANSFER AGENT, AND REGISTRAR	54
COMPETITIVE CONDITIONS	13	MATERIAL CONTRACTS	54
General	13	The Revolving Credit Facility	54
North America	14	AUDIT COMMITTEE	55
Latin America	14	Audit Committee Charter	55
Eastern Hemisphere	14	Composition of the Audit Committee	55
INTANGIBLE PROPERTIES	15	Mandate of the Audit Committee	55
CYCLES AND SEASONALITY	15	Pre-approval Policies and Procedures	55
ECONOMIC DEPENDENCE	15	Relevant Education and Experience of Audit Committee Members	56
CHANGES TO CONTRACTS	16	Remuneration of Auditors	57
EMPLOYEES	16	ADDITIONAL INFORMATION	57
BOOKINGS AND BACKLOG	16	PRESENTATION OF INFORMATION	57
Engineered Systems Bookings and Backlog	16	NON-IFRS MEASURES	58
Energy Infrastructure Contract Backlog	17	Recurring Revenue	58
SUSTAINABILITY	17	FORWARD-LOOKING INFORMATION	59
The Energy Transition	18	DEFINITIONS	61
ESG at Enerflex	18	APPENDIX A	A-1
Environmental	18
Social	20
Governance	25
RISK FACTORS	29
General Business Risks	29

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2024

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Enerflex Ltd. is a corporation existing under the Canada Business Corporations Act. The principal corporate and registered office of the Company is located at Suite 904 – 1331 Macleod Trail S.E., Calgary, Alberta, Canada, T2G 0K3. Additional information about Enerflex is available at www.enerflex.com or under the electronic profile of the Company on SEDAR+ and EDGAR.

Enerflex Common Shares trade on the Toronto Stock Exchange under the symbol EFX and on the New York Stock Exchange under the symbol EFXT.

Inter-Company Relationships

The principal subsidiaries of the Company, their jurisdictions of incorporation or formation, and the percentage of voting securities and restricted securities beneficially owned or controlled by the Company, are set out below. For simplification, non-material subsidiaries are excluded.

Note:

(1)
Enerflex Ltd. holds 100 percent of the beneficial interest.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three-year History

The following describes the significant events of the last three financial years with respect to Enerflex and its business.

2024 Highlights and Developments

For the 2024 financial year, the Board of Directors approved and declared quarterly dividends to shareholders in the amount of CAD $0.025 per Enerflex Common Share for the first and second quarter and CAD $0.0375 per Enerflex Common Share for the third and fourth quarter, with the fourth quarter dividend being approved and declared on February 26, 2025. The total annual dividend for 2024 was CAD $0.125 per Enerflex Common Share.

In addition, the following significant events occurred:

February

On February 15, 2024, Enerflex announced the appointment of Mr. Preet S. Dhindsa as Senior Vice President and Chief Financial Officer of the Company, effective March 1, 2024. Prior to his appointment, Mr. Dhindsa was the Interim Chief Financial Officer of the Company. See “Executive Officers”.

March

On March 11, 2024, Enerflex announced the appointment of Mr. Thomas B. Tyree, Jr. as a director of the Company. Subsequent to his appointment, Mr. Tyree was appointed as a member on the Audit Committee. See “Board of Directors”.

April

On April 29, 2024, the Tenth Circuit Collegiate Court on Labor Matters in Mexico published a decision setting aside a January 31, 2022 decision of a Labor Board in the State of Tabasco, Mexico that had ordered subsidiaries of Exterran (now subsidiaries of Enerflex) to pay a former employee MXN$2,152 million (approximately $125 million) plus other benefits in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015.

June

On June 26, 2024, Enerflex entered into an agreement to extend the maturity date of its Revolving Credit Facility by one year, to October 13, 2026. Availability under the extended Revolving Credit Facility was also increased to $800 million from $700 million. In conjunction with the extension of the Revolving Credit Facility, Enerflex repaid the higher cost Term Loan Facility which had a balance of $120 million at March 31, 2024. See “Material Contracts - Revolving Credit Facility”.

October

On October 1, 2024, Enerflex announced that it had issued a notice of partial redemption for $62.5 million (or 10 percent of the aggregate principal amount originally issued) of its 9.00 percent Notes. The redemption was completed on October 11, 2024 (the Redemption Date) at a redemption price of 103 percent of the principal amount of the notes being redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

November

On November 25, 2024, Enerflex announced the appointment of Mr. Ben Cherniavsky as a director of the Company. Subsequent to his appointment, Mr. Cherniavsky was appointed as a member of the Audit Committee. See “Board of Directors”.

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Following suspension of activity at a modularized cryogenic natural gas processing facility in Kurdistan (the EH Cryo project) during the second quarter of 2024, Enerflex announced on November 27, 2024 that it had provided its customer with formal notice of termination, due to continuing Force Majeure and circumstances that made it impossible for Enerflex to fulfill its obligations under the EH Cryo project contract. See “Changes to Contracts” and “Legal Proceedings”.

December

On December 17, 2024, Enerflex announced the upcoming retirement of W. Byron Dunn and Michael A. Weill from its Board of Directors, effective January 1, 2025, pursuant to the term limits set in the Company’s Board Retirement Policy (the Retirement Policy). On the same date, Enerflex announced the reconstitution of the standing committees of the Board, including the appointment of Joanne Cox as Chair of the HRC Committee and Thomas B. Tyree, Jr. as Chair of the NCG Committee. See “Board of Directors”.

2023 Highlights and Developments

For the 2023 financial year, the Board of Directors approved and declared quarterly dividends to shareholders in the amount of CAD $0.025 per Enerflex Common Share for the first, second, third, and fourth quarters of 2023, with the fourth quarter dividend being approved and declared on February 28, 2024. The total annual dividend for 2023 was CAD $0.10 per Enerflex Common Share.

In addition, the following significant events occurred:

January

On January 20, 2023, Enerflex announced the appointment of Ms. Laura Folse as a director of the Company. Subsequent to her appointment, Ms. Folse was appointed as a member on the NCG Committee and subsequently, the HRC Committee. Ms. Folse did not stand for re-election to the Board at the annual meeting of shareholders held on May 7, 2024.

March

On March 19, 2023, Enerflex announced the departure of its Chief Financial Officer and the appointment of Mr. Matthew Lemieux as Interim Chief Financial Officer of the Company. Prior to his appointment, Mr. Lemieux held the position of Vice President, Corporate Development and Treasury.

June

On June 28, 2023, Enerflex announced the appointment of Mr. Rodney D. Gray as Senior Vice President and Chief Financial Officer of the Company. Concurrent with the appointment of Mr. Gray, Mr. Lemieux reassumed his previous position.

August

On August 9, 2023, Enerflex announced the appointment of Ms. Joanne Cox as a director of Enerflex and a member of the Audit Committee. In addition, Enerflex announced the retirement of Ms. Maureen Cormier Jackson, a director and chair of the Audit Committee, and that in conjunction with Ms. Jackson’s retirement, Ms. Mona Hale had assumed the role of chair of the Audit Committee.

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October

On October 1, 2023, Enerflex announced the resignation of Mr. Rodney D. Gray as Senior Vice President and Chief Financial Officer of the Company, and in connection therewith, that the Company had commenced a search for a new chief financial officer.

On October 13, 2023, Enerflex announced the appointment of Mr. Preet S. Dhindsa as Interim Chief Financial Officer of the Company.

2022 Highlights and Developments

For the 2022 financial year, the Board of Directors approved and declared quarterly dividends to shareholders in the amount of CAD $0.025 per Enerflex Common Share for the first, second, third, and fourth quarters of 2022. The total annual dividend for 2022 was CAD $0.10 per Enerflex Common Share.

In addition, the following significant events occurred:

January

Enerflex entered into an agreement and plan of merger with Enerflex US Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Enerflex, and Exterran, a Delaware corporation, pursuant to which, among other things, Enerflex US Holdings Inc. agreed, subject to certain conditions, to merge with and into Exterran, with Exterran surviving the transaction as a direct, wholly owned subsidiary of Enerflex (the Transaction).

September

Enerflex received conditional approval from the NYSE for the listing of Enerflex Common Shares on the NYSE under the symbol EFXT. Additionally, the SEC declared the registration statement on Form F-4 dated September 8, 2022, effective. Receipt of these approvals satisfied the final regulatory requirements pursuant to the Transaction documents to the calling of the respective special meetings of the shareholders of Enerflex and Exterran to consider the Transaction.

October

Enerflex and Exterran each held their special meeting of shareholders at which the shareholders of Enerflex approved the issuance of Enerflex Common Shares to former shareholders of Exterran, and shareholders of Exterran approved the Transaction and all matters contemplated in connection therewith.

Following receipt of the respective approvals from the Enerflex shareholders and Exterran shareholders, Enerflex announced that it had secured committed financing for the combined entity resulting from the Transaction consisting of:

•
the net proceeds of a private offering of $625 million aggregate principal amount of 9.00 percent Notes;
•
the $150 million Term Loan Facility; and
•
the $700 million 2022 Revolving Credit Facility.

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Enerflex used the net proceeds from the private offering of 9.00 percent Notes, together with the Term Loan Facility, an initial draw under the 2022 Revolving Credit Facility, and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities (including the Bank Facility and Senior Notes), pay the cash portion of the consideration for the Transaction and pay fees and expenses incurred in connection with the Transaction. Upon closing, Enerflex US Holdings Inc. merged with and into Exterran, with Exterran surviving the Transaction as a direct, wholly owned subsidiary of Enerflex.

Enerflex appointed Mr. James Gouin, a former director and audit committee member of Exterran, to the Board of Directors and a member of the Audit Committee.

Enerflex Common Shares opened for trading on the NYSE under the symbol EFXT.

Additional information concerning Enerflex, Exterran, and the Transaction, including the expected effects of the Transaction on Enerflex's financial performance and financial position, may be found in Form 51-102F4 – Business Acquisition Report of Enerflex filed on November 3, 2022, under the electronic profile of the Company on SEDAR+.

DESCRIPTION OF THE BUSINESS

Enerflex’s Business

Enerflex deploys and services high-quality sustainable energy infrastructure. The Company’s comprehensive portfolio includes compression, processing, cryogenic, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market services. Enerflex is optimally positioned to its serve client partners in core markets, enhancing long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation.

Headquartered in Calgary, Alberta, Canada, the Company has a long and proud history dating back to 1980 and has operations in 17 countries across North America, Latin America, and the Eastern Hemisphere. With over 700,000 sq. ft. of manufacturing capability in Calgary, Alberta, Canada; Houston, Texas, USA; and Broken Arrow, Oklahoma, USA, Enerflex delivers high-quality, standard or custom, long-life operating systems.

Enerflex’s stable Energy Infrastructure business generates steady, recurring revenue. It is through this offering Enerflex owns, operates, and manages critical infrastructure under contract to its client partners’ operations. The Engineered Systems product line is the sale of customized modular natural gas-handling and produced water solutions, enabling removal of NGLs, oil processing technology, and treated water applications. After-Market Services includes installation, commissioning, operations and maintenance, and parts sales, along with global support for all product lines. Through its Energy Infrastructure and After-Market Services product lines, Enerflex continues to build an increasingly resilient and sustainable business, stabilizing cash flows over the long term and reducing cyclicality in the business.

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Enerflex’s expert teams of professionals, industry-certified mechanics and technicians, and tradespeople cover the key disciplines of engineering, design, manufacturing, construction, commissioning, asset maintenance, and service, and are strategically situated across a network of locations globally.

PRODUCT LINES

Energy Infrastructure

Enerflex's Energy Infrastructure business allows the Company to withstand the cyclical nature of the energy markets. The product line within this portfolio includes energy infrastructure solutions under contract for natural gas processing, compression, and treated water equipment. Enerflex’s infrastructure is deployed across the globe and provides comprehensive contract operations services to clients, including trained personnel, equipment, tools, materials, and supplies to meet their natural gas needs, as well as designing, sourcing, installing, operating, servicing, repairing, and maintaining equipment owned by the Company that is necessary to provide these services. Client partners range from independent producers and regionally significant players to some of the world's largest energy producers, including national energy companies.

Contract Compression

Enerflex is one of the leading suppliers of natural gas compression infrastructure within the USA, Canada, Latin America, and the Middle East, managing a global fleet of approximately 1.6 million horsepower.

Enerflex’s contract compression fleet of low- to high-horsepower packages are typically used in natural gas gathering systems, gas-lift, wellhead, and other applications primarily in connection with natural gas, NGLs, and oil production, and are made available to client partners on a contracted basis. When the Company enters into a contract compression arrangement with a client partner, the initial term of the commitment generally ranges between one to five years, however, in some cases, initial terms or extensions to initial terms can result in arrangements of greater than 10 years. These contracts typically require Enerflex to provide all the engineering, design, and installation services to bring the equipment online, and may require Enerflex to make a significant investment in equipment, facilities, and related installation costs. Client partners generally pay a monthly service fee even during periods of limited or disrupted production, which enhances the stability and predictability of the Company’s cash flows. Additionally, the Company does not have direct exposure to the fluctuations in commodity prices since Enerflex provides an up-time guarantee and does not take title to the hydrocarbon being compressed, processed, or treated.

The demand for Enerflex's products and services is driven by production of natural gas and crude oil, where compression is typically required to move produced volumes from the wellhead and through gathering systems. In addition, compression can also improve performance in maturing fields.

Build-Own-Operate-Maintain Solutions

Enerflex leverages its extensive expertise in engineering, designing, manufacturing, construction, commissioning, and operating and maintaining natural gas compression, processing, and treated water infrastructure solutions on a Build-Own-Operate-Maintain (BOOM) basis. Enerflex’s BOOM model provides client partners with an operational partnership that mitigates risk while keeping objectives aligned. Through this model, Enerflex handles all phases of a project, including the up-front cost of, and responsibility for, construction and commissioning, ensuring quality, safety, and

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reliability are consistent through the project life. Clients then pay Enerflex a monthly fee to benefit from world-class facilities, without the challenges typically posed by ownership, operations, and maintenance. Enerflex’s success with BOOM projects stems from its collaborative approach to delivering reliable solutions with reduced risk for its partners.

After-Market Services

Enerflex's After-Market Services product line delivers comprehensive mechanical services to client partners worldwide, including parts distribution; operations and maintenance solutions; equipment optimization and maintenance programs; manufacturer warranties; exchange components; long-term service agreements; and technical services. Utilizing an extensive network of branch offices, the product line primarily operates at client partner locations through trained technicians and mechanics. Enerflex’s After-Market service and support business includes distribution and remanufacturing facilities, with significant presence in active natural gas producing areas.

Enerflex services a large base of natural gas compression and storage facilities installed in North America, Latin America, and the Eastern Hemisphere. In addition, the Company provides contract operations and maintenance for large natural gas facilities in the Middle East, Latin America, and other markets.

Enerflex's client partners range from independent producers, regionally significant players, and some of the world's largest energy producers, to midstream companies who service these oil and gas explorers and producers. Maintenance contracts are managed by a team of dedicated engineers and planners using remote monitoring and on-site specialist personnel to carry out the work required. With its After-Market Service offering, the Company drives recurring revenue through an increased focus on long-term service agreements for compression, processing, and electric power solutions.

Engineered Systems

Engineered Systems involves the sale of modular natural gas-handling and low-carbon solutions that are engineered, designed, fabricated, and assembled by the Company. Products include applications for: gas processing, including cryogenic solutions; gas compression systems; CCUS; water treatment; and electric power generation systems. Enerflex can combine one or more product offerings into an integrated solution, simplifying clients’ supply chain, eliminating interface risk, and reducing the concept-to-commissioning cycle time of major projects.

Processing

Enerflex engineers, designs, fabricates, constructs, commissions, operates, and services hydrocarbon processing equipment. Complete processing modules are designed and fabricated at Enerflex’s manufacturing facilities. Modular fabrication facilitates delivery to a global market from these facilities. Enerflex also provides supervision and project management services across the world with respect to the installation, commissioning, and start-up of such products and facilities. Process applications include dehydration, NGLs recovery, refrigeration, cryogenic processing, condensate stabilization, dew point control, and amine sweetening.

Processing prepares natural gas for transportation by pipeline for end-use consumption. Substantially all newly produced natural gas requires the removal of water, CO2, and other impurities. Gas containing NGLs (ethane, propane, butane, and condensate) typically requires more complex processing. The North American producing sector's increased focus on liquids-rich gas opportunities has generated new demand for top-tier processing facilities, including cryogenic

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processing facilities, which are manufactured at the Company’s Broken Arrow, Oklahoma, USA facility.

Compression

Enerflex is a leading supplier of natural gas compression packages, which are powered by natural gas-fuelled engines or electric motors. These natural gas compression packages typically consist of reciprocating or screw compressors, cooling fans, piping, and instrumentation and controls. Applications include natural gas gathering and compression, gas lift compression, inlet and residue compression in processing facilities, compression for natural gas storage, and pipeline compression. Enerflex offers compression packages from 20 horsepower to 10,000-plus horsepower, ranging from low-specification field compressors to high-specification process compressors for onshore and offshore applications.

Enerflex also provides re-engineering and refurbishment of existing compression equipment at client partner field locations, as well as in its own global facilities.

Enerflex serves a global client partner base across all major natural gas basins. Client partners are diverse, including small independent producers, majors, national energy companies, and midstream and third-party processing providers.

Electric Power

The Company provides electric power solutions and after-market services required for on-going life cycle support of this equipment. Enerflex's typical power generation units range from 20 kilowatts to 100 megawatts. The Company provides field construction, installation, and commissioning for an integrated electric power solution, taking advantage of Enerflex's reputation in gas-fuelled engines and its skills in modular engineering, fabrication, and after-market support. Enerflex's electric power solutions cover the oil and gas, industrial, institutional, greenhouse, data centres, mining, renewables, and agriculture sectors across the world. Client partners range from pulp and paper mills, landfill sites, hospitals, city facilities, beverage facilities, greenhouses, utilities and power companies, and a range of oil and gas producers.

Low-Carbon Solutions

Building on the Company’s strong foundation of technical excellence in modular equipment, Enerflex implements its core competencies to support the industry’s decarbonization goals with its low-carbon solutions. Since the early 1980s, Enerflex has deployed low-carbon equipment and infrastructure solutions, including projects related to CCUS, renewable natural gas, electrification, and hydrogen.

Enerflex’s deep relationships with client partners and understanding of their business presents an opportunity to design and fabricate solutions to help them achieve their decarbonization goals.

To date, Enerflex has completed over 150 CCUS projects globally. CCUS is a key avenue to achieve deep decarbonization, and technology is rapidly advancing.

Bioenergy is a form of renewable energy that is derived from organic materials known as biomass. Enerflex has successfully implemented many bioenergy solutions, utilizing fuel gas from organic material such as landfill waste.

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Hydrogen is seen as another prospective avenue to achieving industry decarbonization targets. There are many developments geared towards unlocking new markets for hydrogen, including steel manufacturing, clean ammonia, and heavy-duty trucks. Compression solutions are required across the hydrogen value chain and Enerflex brings global knowledge of this solution, having installed over 100,000 horsepower in its history.

In addition, Enerflex is active in the e-compression space, having packaged over 3 million horsepower of electric drive compression, and completed a multitude of retrofits. This space consists of a growing list of client partners who are looking to decarbonize their facilities with low-carbon new builds and includes Enerflex’s own growing electric motor drive fleet.

Treated Water Solutions

Enerflex designs and commissions facilities for efficient produced water treatment, incorporating industry-leading technologies to cover primary, secondary, and tertiary treatment methods to separate oils. The Company’s focus is on providing comprehensive solutions through research and development, water studies, and flexible contract models, underscoring its commitment to evolving industry needs.

Enerflex effectively handles and treats produced water ranging in volumes up to 120,000 m3 per day. Enerflex’s expertise extends from lab-scale testing, research, and development to providing complete BOOM solutions, allowing the Company to support its partners through every project phase. By working together and utilizing Enerflex’s patented technologies, the Company has treated over eight billion barrels of produced water to date for client partners.

Enerflex treated water solutions are differentiated through technology innovation, simplified processes and facility design, and a deep understanding of its clients’ produced water challenges. Enerflex continuously innovates to optimize the water treatment process so it can be reused or injected back into the ground in a sustainable manner. Enerflex’s technologies elevate industry standard methods by lowering operating costs, increasing production, and optimizing operations for its client partners. The Company has experience treating difficult fluids, including heavy oils, emulsions, high viscosities, polymer water, and shale play applications, and its focus on building sustainable facilities make it a leader in the industry.

GEOGRAPHIC MARKETS

Enerflex has three reportable segments:

•
North America – comprised of operations in Canada and the USA.
•
Latin America – comprised of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.
•
Eastern Hemisphere – comprised of operations in the Middle East, Africa, Europe, and Asia Pacific.

North America

In North America, Enerflex provides natural gas solutions to support upstream and midstream activities required to meet local demand. The Company benefits from increasing domestic demand and a growing liquified natural gas export industry in North America.

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Energy Infrastructure

In the USA, Enerflex operates a contract compression rental fleet of approximately 428,000 horsepower, with the largest portion operating in the Permian Basin. Enerflex has responded to customer demand for lower carbon solutions, with electric drive representing approximately 20 percent of the Company’s fleet. The Company benefits from vertical integration with its Engineered Systems business, providing cost and timing efficiencies compared to its peers.

After-Market Services

Enerflex provides mechanical services and parts to a large installed base of critical natural gas equipment across key resource plays in the USA and Canada. The Company looks to secure service contracts with client partners as a means of enabling recurring business.

Engineered Systems

Enerflex holds a market leading position for the engineering and manufacturing of modularized solutions for natural gas processing and compression. With three state-of-the-art manufacturing facilities, Enerflex maintains high standards, ensuring client partners receive unparalleled service and product excellence. The Company’s solutions are delivered both domestically and internationally, highlighting its direct sales approach to the Eastern Hemisphere and Latin America.

Latin America

In Latin America, Enerflex focuses primarily on long-term opportunities through Energy Infrastructure ownership and After-Market Services support. The Company also serves the Latin America region through its Engineered Systems manufacturing facility located in Houston.

Energy Infrastructure

Enerflex targets long-term contract compression solutions and modularized energy infrastructure to support increasing natural gas production across the region, with a focus on Argentina, Brazil, and Mexico.

After-Market Services

Leveraging its Energy Infrastructure footprint, Enerflex focuses on after-market services, parts, operations, maintenance, and overhaul services. Latin America has eight fully equipped workshops providing coverage across the region to best serve client partners.

Eastern Hemisphere

Across the Eastern Hemisphere region, Enerflex focuses primarily on long-term opportunities through Energy Infrastructure ownership and After-Market Services support. Enerflex’s core operating countries in this region include Oman and Bahrain.

Energy Infrastructure

Enerflex invests in long-term infrastructure assets to support the Company’s ongoing strategy to grow the recurring nature of its business. Projects cover compression, processing, and treated water solutions.

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After-Market Services

Leveraging its Energy Infrastructure footprint in the region, Enerflex continues to grow its After-Market Services capabilities. The team delivers comprehensive mechanical services, including parts distribution, operations and maintenance, and equipment optimization.

SEGMENTED REVENUE DETAILS

Enerflex's 2024 and 2023 revenue, by business segment and product line, is set forth in the following table.

$ millions as at December 31	2024 Revenue $M	% Split	2023 Revenue $M	% Split
Business Segment
North America	1,564	65	1,413	60
Latin America	407	17	350	15
Eastern Hemisphere	443	18	580	25
Total	2,414	100	2,343	100

Product Line
Energy Infrastructure	668	28	576	24
After-Market Services	508	21	483	21
Engineered Systems	1,238	51	1,284	55
Total	2,414	100	2,343	100

Product Line	2024 Revenue $M	% Split	2023 Revenue $M	% Split
Energy Infrastructure
North America	146	22	127	22
Latin America	257	38	248	43
Eastern Hemisphere	265	40	201	35
	668	100	576	100
After-Market Services
North America	279	55	286	59
Latin America	70	14	57	12
Eastern Hemisphere	159	31	140	29
	508	100	483	100
Engineered Systems
North America	1,139	92	1,000	78
Latin America	80	6	45	3
Eastern Hemisphere	19	2	239	19
	1,238	100	1,284	100
Total	2,414	100	2,343	100

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ENERFLEX FACILITIES

Enerflex has over 70 locations globally. The Company has locations in Canada, several of which are in Alberta, including the head office, the Treated Water office and lab, and a manufacturing facility which primarily serves the Canadian market. Enerflex has several locations throughout the USA, including the Company’s manufacturing facility located in Houston, Texas, serving the USA and international markets, and an additional facility in Broken Arrow, Oklahoma, serving the global cryogenic market. In Latin America, Enerflex has locations in Argentina, Brazil, Bolivia, Colombia, Mexico, and Peru. In Asia Pacific, Enerflex has several locations including a facility in Brisbane, Australia, that is devoted to retrofit, services, and overhaul activities. There are additional locations throughout the Middle East and Africa, and one location in Europe. See “Geographic Markets” for further details.

ENERFLEX’S CLIENT PARTNERS

The Enerflex client partner base consists primarily of companies engaged in the energy industry, including small to large independent energy producers, integrated energy companies, midstream and petrochemical companies, power generation companies, users of natural gas-fired electric power, and carbon capture players.

COMPETITIVE CONDITIONS

The demand for Enerflex's products and services is influenced by several factors, including: the price of, and demand for, crude oil and natural gas; demand for associated infrastructure; transportation availability and costs; access to qualified personnel; the availability and pricing of materials and component parts; the availability and access to capital; geopolitical factors; regional and global economic conditions; local, national, and international laws and regulations including taxation, royalty frameworks, and environmental laws and regulations and the introduction of new laws and regulations to which Enerflex and its client partners are subject; and commodity price speculation in the financial markets.

As a result, Enerflex's client partners are constantly assessing ways to execute their business priorities more efficiently. To accommodate client needs and demand for Enerflex's products and services, Enerflex regularly reviews its business strategy and product offerings in the markets in which it operates.

Enerflex’s scale of operations and depth of technical expertise provides an advantage over competitors. Enerflex believes it will be successful at increasing its market share by providing quality products and services, negotiating fair prices for its products and services, developing and maintaining relationships with key client partners and suppliers, maintaining and enhancing the skill levels of its employees, and adjusting to the practices of competitors. The ability to meet these competitive pressures within a reasonable cost structure will continue to be key to Enerflex's future success.

In addition to the various business risk factors outlined in the “Risk Factors” section of this AIF, and specifically the competitive risks, investors should be aware of the following competitive conditions applicable to the Company’s operations both generally, and in each of the North America, Latin America, and Eastern Hemisphere markets.

General

The availability of major components used in the fabrication of Enerflex's products and access to skilled personnel to meet the technical and trade requirements for designing, fabricating, operating and

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maintaining these products are under increasing pressure on a worldwide basis. The Company’s global footprint assists Enerflex in managing these issues by broadening the markets in which personnel can be accessed and allowing the Company to manage its inventory levels on a larger scale, thereby improving its supply chain efficiency and security.

North America

The Engineered Systems market in the USA and Canada is highly competitive.

The Company encounters several global competitors in the compression and processing fabrication business, and a number of smaller regional competitors. Larger companies operate across more regions while offering products and services that compete with Enerflex, whereas smaller companies typically focus their resources on one competitive offering within a specific region.

Enerflex is able to effectively leverage its North American Engineered Systems capabilities to serve global customers with modular solutions. Enerflex expects the USA market to continue providing the Company with opportunities to supply compression, processing, low-carbon, and electric power solutions, from its Houston and Broken Arrow fabrication facilities. In Canada, an anticipated increase in gas egress capacity is expected to yield opportunities for Enerflex’s Engineered Systems business, however a reduction in near-term investments by some of the Company’s client partners has reduced demand for capital equipment, thereby heightening competitive pressures in this market.

Similar to the Engineered Systems business, the Energy Infrastructure market in the USA is highly competitive. By continuing to offer contract compression clients competitively priced and readily available equipment, availability guarantees, exceptional service, and flexibility, the Company expects to continue to grow its market share in the US Energy Infrastructure business.

In Canada and the USA, the Company has also developed expertise in electric power solutions. This expertise has been leveraged to secure natural gas-fired power generation opportunities in the oil and gas industry, as well as non-related industries, such as greenhouses, malting applications, and landfill gas-to-power. Enerflex has the experience and expertise to reconfigure or retrofit, replace, or upgrade natural gas-fired engines, electric motors, and compression equipment to optimize performance.

Enerflex is a market leader in the North American After-Market Services market with an extensive branch network to maintain proximity to client partner locations.

Latin America

In Latin America, the development of natural gas production and buildout of natural gas infrastructure in key gas producing markets such as Argentina, Mexico, Brazil, and the Andean countries (Colombia, Bolivia, and Peru), provide opportunities for Enerflex to further expand all product offerings. The Company believes that Latin America will continue to offer opportunities to expand as client partners look to grow natural gas production for both domestic consumption and export, but it is facing increasing competition from new market entrants. Enerflex sees opportunities for projects related to gas compression, treatment and processing, and electric power generation.

Eastern Hemisphere

In the Eastern Hemisphere, Enerflex generally faces the same competitors as in North America, with many significant North American compression and processing equipment fabricators pursuing international opportunities. In addition, the Company faces increased competition from new players operating in the Eastern Hemisphere.

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Enerflex’s operations in the Eastern Hemisphere are underpinned by its Engineered Systems products, which are offered to client partners either as sales offerings or BOOM projects with associated operations and maintenance contracts. In addition, the Company’s operations in the Eastern Hemisphere include Water Treatment projects. Enerflex anticipates growth in the Middle East and Africa market, with opportunities in Energy Infrastructure and Engineered Systems, as well as After-Market Service opportunities. Enerflex is well positioned to offer Energy Infrastructure solutions, equipment and facility sales, and After-Market Services, including operations and maintenance contracts, through its branch network covering the region.

In Asia Pacific, Enerflex remains well-positioned to service and maintain the compression equipment installed in the region and to capitalize on the expanding natural gas infrastructure and power generation needs of the region.

INTANGIBLE PROPERTIES

Internally developed product designs, specifications, fabrication processes and techniques, technologies, and client relationships are of significant value to Enerflex. These intangible assets combine to form the intrinsic value associated with the various products and brand names employed by Enerflex. The effectiveness of Enerflex's business and, indirectly, the brand and product names, are reflected in the revenue and gross margin attained in the corresponding business units.

CYCLES AND SEASONALITY

While demand for Enerflex's products and services is largely a function of the supply, demand, and price of natural gas and other commodities, other factors may affect the business, either positively or negatively. See “Risk Factors”.

Natural gas prices are determined by supply, demand, and government regulations relating to natural gas production and processing. The market for capital goods used by natural gas producers is cyclical and, at times, highly volatile. Enerflex is structured to be profitable in both high and low periods of the energy cycle due to the recurring nature of its business, product breadth, international diversification, and flexible workforce.

The energy service sector in Canada and in northern USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. The southern USA, Eastern Hemisphere, and Latin America segments are not significantly impacted by seasonal variations. As a result of such seasonal variations, Enerflex’s Engineered Systems product line has experienced higher revenue in the fourth quarter of each year while Energy Infrastructure and After-Market Services product line revenue tend to be more stable throughout the year. Energy Infrastructure revenue is also impacted by both the Company’s and its client partners’ capital investment decisions. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

ECONOMIC DEPENDENCE

For the year ended December 31, 2024, the Company had no individual client partner which accounted for more than 10 per cent of its revenue. Enerflex is committed to building strong relationships with suppliers and recognizes that success is achieved by fostering trust and respect between the parties. Enerflex has

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developed an effective, competitive bidding process to provide opportunities for all new and existing suppliers. Enerflex is not substantially dependent on any single supplier.

CHANGES TO CONTRACTS

No aspect of the Company's business is reasonably expected to be materially affected by renegotiation or termination of contracts or sub-contracts.

In the second quarter of 2024, Enerflex issued a notice of Force Majeure to a customer following a drone attack that resulted in fatalities in proximity to a cryo project in Kurdistan, Northern Iraq. Work at the site was suspended and Enerflex demobilized its personnel.

In the following months, Enerflex worked collaboratively with its customer to evaluate the situation and assess potential options to complete the project notwithstanding the prevailing security situation at the project site. Despite these efforts, Enerflex received notice in August 2024 that its customer intended to terminate the EH Cryo project contract with effect as of September 8, 2024. Enerflex views the purported termination as a wrongful attempt by its customer to circumvent Enerflex’s contractual rights to suspend performance while the project site was unsafe; a conclusion that was supported by expert security input. In November 2024, Enerflex provided its customer with formal notice of termination of the project contract. Enerflex is seeking recovery of amounts owing in connection with the EH Cryo project. See “Legal Proceedings”.

EMPLOYEES

Enerflex had approximately 4,600 active employees worldwide as at December 31, 2024.

BOOKINGS AND BACKLOG

This section contains references to the terms “Engineered Systems bookings and backlog” and “Energy Infrastructure contract backlog”, which are not recognized measures and have no standard meaning under IFRS and are unlikely to be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Additional disclosures regarding these non-IFRS measures are provided in the MD&A for the year ended December 31, 2024, which is available on Enerflex’s website and under the electronic profile of the Company on SEDAR+ and EDGAR, and are incorporated by reference in this AIF.

Engineered Systems Bookings and Backlog

Enerflex monitors its Engineered Systems bookings and backlog as indicators of future revenue generation and business activity levels for the Engineered Systems product line. Engineered Systems bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on Engineered Systems products decrease backlog in the period the revenue is recognized. Accordingly, Engineered Systems backlog is an indication of revenue to be recognized in future periods. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as Engineered Systems bookings. The full amount of revenue is removed from backlog at commencement of the lease.

Enerflex recorded bookings of $1.4 billion during the twelve months ended December 31, 2024, increasing from the $1.3 billion recorded during the twelve months ended December 31, 2023.

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Engineered Systems backlog of $1.3 billion at December 31, 2024, increased from a backlog of $1.1 billion at December 31, 2023, attributable to steady client activities in the Engineered Systems business. Processing orders represent approximately 45 percent of Enerflex’s backlog at December 31, 2024.

Enerflex’s backlog of $1.3 billion as at December 31, 2024, provides strong visibility for the Engineered Systems business and the Company expects near-term revenue for the Engineered Systems business to remain steady. Enerflex is encouraged by initial customer response to improved natural gas prices in North America and the medium-term outlook for Engineered Systems products and services continues to be attractive, driven by expected increases in natural gas and produced water volumes across Enerflex’s global footprint. Engineered Systems bookings and backlog by reporting segment are disclosed in the “Segmented Results” section of the MD&A for the year ended December 31, 2024.

Energy Infrastructure Contract Backlog

The Company’s Energy Infrastructure contract backlog is recognized from lease agreements executed with clients for leasing and/or operations and maintenance of the Company’s Energy Infrastructure assets. Lease agreements executed during the period increases Energy Infrastructure contract backlog while revenue recognized on Energy Infrastructure products decreases the Energy Infrastructure contract backlog in the period the revenue is recognized.

Enerflex has lease agreements with clients for Energy Infrastructure assets with initial terms ranging from one to 10 years.

The following table sets forth Energy Infrastructure contract backlog by reporting segment:

	December 31, 2024	December 31, 2023	January 1, 2023
$ millions	($)	($)	($)
North America	136	83	60
Latin America	458	496	783
Eastern Hemisphere	951	1,121	1,275
Total Energy Infrastructure contract backlog	1,545	1,700	2,118

Enerflex reported Energy Infrastructure contract backlog of $1.5 billion at December 31, 2024, a decrease when compared to the backlog of $1.7 billion at December 31, 2023. The decrease is largely due to conversion of an operating lease that is now accounted for as a finance lease due to a contract extension and modification in the first quarter of 2024 in the Eastern Hemisphere, and revenue recognition from existing contracts in the Eastern Hemisphere and Latin America. North America’s backlog increased as a result of new contracts.

SUSTAINABILITY

The demand for reliable and innovative energy infrastructure is increasing globally – and Enerflex’s natural gas and treated water solutions support its client partners through this changing landscape. Deploying sustainable energy solutions is key to Enerflex’s strategy, which is reinforced by its strong governance practices and dedicated focus on ESG performance.

In 2024, Enerflex published its first stand-alone Sustainability Report. The most recent Sustainability Report, showcasing Enerflex’s progress towards its ESG commitments and the significance of sustainability to Enerflex’s business and stakeholders, may be found on Enerflex’s website at www.enerflex.com.

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The Energy Transition

Natural Gas in the Energy Transition

Enerflex is committed to helping the energy sector transform for a sustainable future. As global energy demand continues to outpace supply from new renewable capacity, Enerflex firmly believes that natural gas will play a critical role in the ongoing energy transition resulting from its reliability, abundance, affordability, and efficiency.

Enerflex’s Low-Carbon Solutions

Enerflex’s expertise in modularized gas-handling solutions extends to a 45-year history in designing and fabricating low-carbon infrastructure, including for CCUS, electrification, bioenergy, methane management, and hydrogen solutions. Having executed over 175 low-carbon projects, Enerflex remains a trusted partner in supporting its clients’ decarbonization ambitions.

ESG at Enerflex

Stakeholder Engagement

Stakeholder engagement is essential to understanding mutual interests, fortifying relationships, and identifying priorities. Enerflex is committed to understanding the implications of its operations and managing them responsibly. The Company actively engages with a broad spectrum of stakeholders, including employees, investors, client partners, and local communities, utilizing a variety of communication channels. Whether through social media, the website, press releases, in-person meetings, employee townhalls, or webcasts, Enerflex prioritizes transparent and consistent communication.

Specific to sustainability initiatives, as part of a recent sustainability materiality assessment Enerflex engaged with and gathered insights from over 130 stakeholders, including employees, client partners, and investors, to understand how they prioritize various sustainability topics and how impactful each topic was to Enerflex. One-on-one interviews were conducted with select stakeholders to further understand their priorities and identify emerging trends. The results of the materiality assessment were reviewed by the Executive Management Team and the Board of Directors, and the feedback was utilized to further develop the Company’s sustainability strategy.

Sustainability Committee

In further support of Enerflex’s journey towards a sustainable future, the Company has established a Sustainability Committee. This team, comprising of members from various regions and functional groups and from across the Company, is focused on ESG initiatives, ensuring that sustainability is woven into Enerflex’s operations. The Committee meets quarterly to discuss ongoing projects and to plan strategic steps forward.

Environmental

Emissions Management

Enerflex’s emissions management strategy follows the GHG Protocol - Corporate Accounting and Reporting Standard (the GHG Protocol), focusing on reducing enterprise-wide emissions and Enerflex’s global emissions profile. Enerflex has established 2023 as the base year for reporting verifiable emissions, reflecting typical operations post-integration of Exterran in October 2022. Direct Scope 1 emissions primarily stem from owned and controlled assets, including combustion sources and fugitive emissions (cars and refrigerants). Indirect Scope 2 emissions are calculated from electricity purchased for consumption by Enerflex. Enerflex’s Scope 2 emission data is based

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on the GHG Protocol’s recommended location-based method with country-specific factors and province or state-specific factors for Canada and the United States, respectively. All emissions from Enerflex’s contract compression fleet and BOOM facilities are controlled by the client partners who use and control the operation of the assets.

Enerflex collects emissions data across all its locations and centrally aggregates it for analysis, verification, and completeness. CO2, CH4, and N2O emissions are monitored using IPCC AR5 factors. Enerflex limits its GHG emissions wherever possible.

To reduce its emissions, Enerflex prioritizes actions like purchasing low VOC paint and implementing enterprise-wide policies to limit standby running of vehicles and equipment. Enerflex does not currently exceed the applicable thresholds for mandatory emissions reporting or reduction initiatives in its jurisdictions of operations. The Company’s internal ESG commitments include voluntary reporting on its GHG emissions in accordance with the methodologies described above.

Chemicals Management

Enerflex’s operations utilize chemicals commonly used in standard manufacturing and after-market services activities. Chemicals are handled, labeled, and stored within controlled environments to prevent contamination, spills, and other hazards aligned with applicable regulations and Company standards. In addition, Spill Prevention and Response Policies and Procedures are implemented throughout the organization to effectively manage the prevention of spills and releases and provide response strategies to minimize environmental impact. Spill kits are available at Enerflex sites to control, contain, and clean-up material released from containment to ensure swift remediation action. In the event of a spill or release, incidents are documented and reported in accordance with local requirements. Employee training is provided and varies based on type of chemical exposure by job position or specific workplace to ensure adequate chemical management skills and knowledge.

Environmental Impact

To promote sustainability and environmental stewardship, Enerflex has launched several initiatives across its global operations. This commitment is crucial not only in the projects undertaken with client partners but also in assessing Enerflex’s operational footprint, which notably does not demand extensive land use.

Minimizing the environmental impact of its activities is important to the Company’s pursuit of sustainable value creation for all stakeholders, including the local communities within which Enerflex operate. The Company’s locations take various steps to uphold this commitment. For example, where underground storage tanks are required for new Energy Infrastructure projects in Latin America, Enerflex specifications mandate the use of double-walled tanks. Compliance with regional environmental regulations is a priority for all Enerflex locations and is closely monitored to proactively comply with applicable regulations and any changes or updates.

Energy Use

Eliminating energy waste and maximizing efficient energy use are crucial steps in Enerflex’s sustainability efforts and the Company actively works to minimize waste wherever possible, contributing to a more sustainable future.

Biodiversity

Understanding the importance of biodiversity, Enerflex has implemented educational programs to ensure local environmental considerations and regulations are understood by employees in

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ecologically sensitive locations. Through these initiatives, the Company can partner with clients from the initial design phase to determine areas to eliminate or limit impacts on local environments.

Water Management

Water management is a principal focus for Enerflex, both in its own facilities and in the operations at client partners’ facilities. Leading by example through water conservation measures at select locations, including through water recycling, Enerflex continues to innovate in its efforts to ensure responsible water usage. Enerflex recognizes the value of water conservation and has implemented initiatives to reduce freshwater consumption and repurpose alternative water sources across its operations.

Waste Management

Enerflex is dedicated to implementing waste management practices that meet or exceed regulatory standards and exemplify the Company’s commitment to environmental responsibility and sustainability. This includes an approach to hazardous and non-hazardous waste management that ensures compliance with regulations. Additionally, Enerflex is proactive in reducing waste through state-of-the-art print authentication technologies, and encourages employees to adopt sustainable habits, such as using reusable water bottles and recycling and composting where available. These initiatives, adapted to address the specific environmental challenges and opportunities of each region in which the Company operates, underscore its dedication to sustainable practices across all areas of the business.

Social

Health and Safety

At Enerflex, commitment to health and safety is a team effort and is supported at every level—from the boardroom to the frontline. Acknowledging regional regulatory variations, Enerflex strategically capitalizes on its scale of experience and commonalities throughout its global operations, fostering collaboration and sharing knowledge across diverse regions. With the support of the Board of Directors, the Company’s approach is promoted by the Senior Vice President and General Counsel who, as executive sponsor of the HSE group, is dedicated to leading collaboration among HSE teams.

Health and Safety Teams

Enerflex’s approach to health and safety is integrated into its operations, with dedicated HSE teams situated in each region supporting local personnel and operations. These teams, led by experienced leaders familiar with Enerflex’s standards, regional safety regulations, and other requirements, report directly to the Regional Presidents. This structure ensures the Company’s commitment to HSE standards is consistently upheld and engrained in its operations.

Health and Safety Management System

Enerflex is committed to safety excellence across all its operations. The Company’s Occupational Health and Safety Management Systems in each region adhere to internationally recognized risk management standards organized and implemented in a way to ensure all Company, customer, and local, state, and national regulatory requirements are met. Maintaining thirteen certifications in ISO 45001 throughout its operations in 2024 ensures Enerflex’s compliance with a robust management system framework designed to systematically assess workplace hazards and implement risk controls measures to protect employees and continually improve performance.

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Enerflex encourages a culture of safety leadership and accountability from all employees and has assigned roles and responsibilities in health, safety, and environmental requirements to achieve leadership and ownership at all levels of the organization.

Safety Meetings

Safety meetings allow communication between workers and management and create opportunities for employees and contractors to raise concerns, discuss improvement ideas, and provide feedback on HSE matters. At Enerflex, these meetings come in a variety of forms, including job hazard assessments, daily facility or kick-off meetings, site toolbox or tail gate meetings, weekly/bi-weekly/monthly management meetings, and HSE Committee meetings.

Safety and Welfare Committees throughout the organization encourage worker participation. The committees are made up of representatives from all levels at the applicable site, including management. They meet at regularly scheduled intervals to review and discuss incidents, inspection findings, Aware Card observations, training, trends, and recommendations.

HSE Audits and Inspections

Regular HSE audits and inspections are an integral part of Enerflex’s operations, with responsibilities shared by all employees. From informal daily inspections to external ISO certification audits, several types of audits and inspections are periodically conducted to ensure continued compliance with applicable regulations, client partner expectations, and the Company’s own standards.

Hazard Identification

Enerflex’s risk assessment and job hazard analysis procedures are grounded in a systematic, task-based approach that involves continually identifying and mitigating hazards and the risks they present. Through these processes, the Company seeks out, assesses, controls, monitors, reduces, and eliminates hazards and risks. As a result, controls, safe work practices, operating procedures, and safeguards are implemented based on an evaluation of potential elimination, substitution, isolation, engineering changes, and administrative options for minimizing known risks. Leadership teams regularly participate in and review the results of these processes to ensure quality and continued improvement.

Catastrophic Risk Mitigation

Enerflex implements quality management systems at all manufacturing facilities to reduce the probability that equipment may be involved in catastrophic events that could impact human health, local communities, and/or the environment. These systems are certified to ASME Section VIII to ensure that Enerflex produces safe, operable equipment and packages in accordance with the governing standards and client partner specifications. At Enerflex manufacturing facilities, all welders and weld procedures are certified to the requirements of ASME Section IX. Process pipe is designed and fabricated to ASME B31.3, pressure vessels are designed and fabricated to ASME Section VIII, and both process piping and pressure vessels undergo non-destructive testing as well as pressure testing. Numerous quality checks of critical items are conducted and documented during the fabrication, assembly, coating, and shipping of Enerflex equipment.

For BOOM projects requiring installation in the field, Enerflex designs and installs safety systems in adherence with client partner requirements and the applicable design codes.

Emergency Readiness & Crisis Management

Enerflex’s comprehensive and dynamic approach to managing the risks associated with its operations includes robust preparedness and emergency response policies, plans, and procedures

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implemented throughout all operating regions to ensure standardized on-site emergency response and management.

Although most incidents are managed at a local level, others might expand to multi-disciplinary levels requiring additional resources and operational support provided by the Company’s Global Emergency Response and Preparedness Policy, initiation of which would engage executive leadership to ensure sufficient resources are available to support in the event of an incident.

Aware Card Program

Enerflex’s Aware Card Program plays a crucial role in its hazard identification and risk assessment process. This Behavior-Based Safety initiative allows employees at all levels to report safe and unsafe conditions related to work and behavior. It encourages open conversations or interventions to either correct or affirm behaviors, thereby promoting a culture of transparency and improvement.

Reporting and Investigation

Enerflex has a robust reporting system for all unplanned events, incidents, occupational illnesses, and near misses. Policies and procedures are in place establishing requirements for reporting and investigating incidents, completing root cause analyses, implementing corrective actions, and communicating lessons learned. These integrated processes are key to reducing or eliminating hazards and systematic causes and preventing recurring or future incidents.

Safety Performance Evaluation

Evaluating Enerflex’s safety performance is an integral part of the Company’s approach to its Environmental, Social, and Governance responsibilities. The Company’s occupational health and safety performance is monitored, reviewed, and continually improved by utilizing investigation and audit learnings, and evaluating industry best practices.

Driver Safety

With hundreds of vehicles on the road, and over 30 million kilometers driven in 2024, safe driving practices are a key area of focus for Enerflex’s operational and HSE teams across the globe.

The Company has established policies, procedures, and standards for journey management and safe vehicle operation, training employees comprehensively. Regular inspections and maintenance keep vehicles in top condition, ensuring safety for drivers. Telematics, including in-vehicle monitoring systems, track driver performance and can target speeding, harsh driving behaviors, and use of seatbelts. This approach not only bolsters driver safety with targeted coaching and recognition programs but also supports compliance, cuts down on maintenance expenses, minimizes violations, and reduces incident risks.

Talent Management

In 2024, employees participated in approximately 2,100 hours of leadership training, skills, and career development courses.

Strong human capital resources are critical to Enerflex’s success. The Company demonstrates its commitment to its employees by its efforts in recruiting, retention, and development.

Attract

Enerflex recognizes that its employees are its most valuable assets and essential to its success. The Company is committed to attracting top talent through a robust referral network, engaging recruitment experiences, and a global presence that appeals to diverse talent pools. These efforts underscore Enerflex’s goal to foster growth, innovate, and collaborate across its global teams.

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Enerflex invests significantly in talent attraction strategies to maintain its competitive edge. By leveraging its strong employer brand, the Company has positioned itself as an employer of choice in the energy sector.

Enerflex recognizes the importance of building a sustainable talent pipeline through partnerships with educational institutions. Across its operating regions, the Company collaborates with universities and trade schools to connect with emerging talent, offering internships, co-op programs, apprenticeships, and sponsorship opportunities. These partnerships not only provide students with valuable industry experience but also position Enerflex as an employer of choice among future professionals.

Retain

Enerflex’s commitment to employee retention is reflected in its ability to cultivate a supportive and rewarding work environment, resulting in a 2024 average enterprise employee tenure of over eight years. Enerflex’s total rewards strategy is designed to attract, motivate, and retain employees through a balanced mix of monetary and non-monetary benefits. The Company’s regionally-tailored strategy, aligned with its vision and values, includes competitive compensation, performance and recognition programs, benefits programs, employee pension and savings plans, development opportunities, and work-life effectiveness. By linking rewards to performance and aligning employees’ interests with those of shareholders, Enerflex cultivates a culture of excellence and growth.

Enerflex’s performance management practices focus on fostering a culture of continuous improvement and meaningful dialogue between employees and their leaders. The process is fair and transparent, with regular one-on-one conversations between managers and employees to discuss successes, challenges, and development opportunities. These high-quality discussions align individual contributions with Enerflex’s strategic goals, supporting employee growth and strengthening talent retention. Enerflex ensures employees not only feel valued but also see a clear path for their future within the organization.

Career Development Program

Enerflex is invested in the professional growth of its employees. The Career Development Program reflects the Company’s commitment to building a high-performing, engaged workforce. It focuses on offering tailored learning opportunities to meet diverse employee needs. From robust technical training to leadership programs, employees have access to a variety of development resources designed to foster professional and personal growth. By offering equitable opportunities for growth and leadership development, the Company ensures employees have the tools they need to thrive, which contributes to both individual and organizational success.

To ensure the Company’s values are reflected in every decision, Enerflex makes Values-Based Decision-Making training available to all employees. This program equips the team with the tools needed to navigate complex decisions and align outcomes with Enerflex’s core values, while maintaining the highest ethical standards. It encourages employees to ask, "Is this the right thing to do?" and sets an example for others to follow.

Engagement

Employee engagement is at the heart of Enerflex’s people strategy, fostering a workplace where individuals feel valued, connected, and motivated to contribute their best. Through numerous regional and global initiatives such as recognition programs, scholarships, community involvement, team building activities, and wellness support, Enerflex builds a culture of collaboration and mutual respect. These efforts not only enhance job satisfaction but also strengthen bonds among

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employees, creating a unified and purpose-driven workforce. By prioritizing engagement, Enerflex ensures every team member is empowered to thrive both personally and professionally.

Diversity, Equity & Inclusion

Enerflex believes that diversity, equity, and inclusion are fundamental to building a thriving and innovative workforce. With operations in more than 70 locations and employees spanning diverse backgrounds, cultures, and experiences, Enerflex cares deeply about fostering an inclusive environment where every individual feels valued and respected – balancing the approach with both fairness and meritocracy. Enerflex is committed to eliminating barriers, celebrating differences, and empowering all employees to reach their full potential as they contribute to Enerflex’s success.

Enerflex is also committed to providing employees with a safe and respectful workplace, fostering an environment conducive to meaningful contributions. The Company’s global Respectful Workplace Policy outlines Enerflex's expectations for a workplace free from harassment, discrimination, and violence.

Enerflex takes great pride in celebrating its global diversity through community engagement and cultural celebrations. These events strengthen bonds among employees and reinforce Enerflex’s commitment to inclusivity. With a workforce spanning multiple continents, the Company embraces the rich traditions and cultures that each region brings to its global identity. Enerflex actively promotes initiatives that encourage cultural exchange and understanding, creating an environment where employees feel valued for their unique contributions.

Supply Chain Management

Enerflex prioritizes the integrity and sustainability of its supply chain, believing that a strong and resilient supply chain is critical to delivering sustainable value to stakeholders. Oversight is a key component of the Company’s strategy for its supply chain, with Regional Supply Chain personnel, adapting their approach based on region size and business priority, and subsequently dividing responsibilities into distinct business units.

Enerflex’s supplier onboarding process involves due diligence, including, where appropriate, an examination of OSHA standards, safety protocols, and quality benchmarks before engagement. International suppliers undergo further assessments to ensure alignment with legal, social, safety, and environmental policies. Each region maintains standards for purchase orders and supplier engagement. Additionally, a formal documentation process is in place for quality assurance, enabling a proactive approach to addressing any quality issues that may arise with suppliers. Lastly, periodic site visits and audits are conducted for select suppliers, affirming Enerflex’s dedication to upholding the highest standards in its supply chain practices.

Modern Slavery and Human Rights

In line with a broader dedication to fostering ethical business practices and prioritizing employee well-being, Enerflex is committed to preventing the occurrence of modern slavery in its supply chains and business operations. Upholding human rights aligns seamlessly with the Company’s core values and informs its operations. The Company’s Modern Slavery and Human Trafficking Policy solidifies its pledge to abstain from knowingly participating in modern slavery, encompassing various forms of exploitation like human trafficking, forced or involuntary labor, unlawful recruitment, and slavery-like practices such as debt-bondage and servitude.

Enerflex publishes a report on the steps taken to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada by Enerflex or of goods imported

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into Canada by Enerflex. A current copy of the full report may be found on Enerflex’s website at www.enerflex.com.

Community Engagement

Enerflex is dedicated to making a lasting positive impact in communities in which it operates. Through three pillars of support—Education, Childhood Cancer, and Local Communities—the Company aims to help create a brighter future. These pillars show Enerflex’s commitment to giving back and its belief in the power of sustainable practices to improve the communities Enerflex proudly serves.

Governance

Board of Directors

Enerflex and its culture of operational excellence are built upon a solid foundation of robust governance policies and practices. This foundation is upheld by a skilled, experienced, and diverse Board of Directors. The Board plays a crucial role in overseeing and guiding the Company’s strategic direction.

The Board has three standing committees:

•
Audit Committee
•
Human Resource and Compensation Committee
•
Nominating and Corporate Governance Committee

Governance Structure

See “Board of Directors”.

Audit Committee

The Audit Committee oversees Enerflex’s financial statements and related disclosures, reports to shareholders, continuous disclosures, and other related communications. The Audit Committee also establishes appropriate financial policies, ensures the integrity of accounting systems and internal controls, and monitors and directs, as appropriate, the activities of the internal audit group. The Audit Committee oversees the work of and approves all audit and non-audit services provided by the independent auditor and consults directly with the auditor (independent of Management) as required. Finally, the Audit Committee is also responsible for overseeing Enerflex’s compliance, cybersecurity, and information technology programs. Each member of the Audit Committee is independent. See “Audit Committee” on page 55.

HRC Committee

The HRC Committee is responsible for reviewing and making recommendations as to the compensation of executive officers and other senior management, and as to the Company’s short- and long-term incentive programs, pension, and other benefit plans. Compliance with the Code of Conduct, Respectful Workplace Policy, and HSE programs, is also an oversight responsibility of the HRC Committee. Further, the HRC Committee oversees executive officer appointments, performance evaluations of the Chief Executive Officer, and executive development. On an annual basis, it receives a detailed presentation concerning succession planning for the Executive Management Team and development of key talent within each region as well as at the corporate head office. Each member of the HRC Committee is independent.

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NCG Committee

The NCG Committee plays a crucial role in corporate governance by assessing the effectiveness of the Board of Directors, its size and composition, and its committees, reviewing the competencies, skills, and diversity (including, but not limited to, business experience, geography, age, gender, and ethnicity) necessary for the Board as a whole to possess, and assessing the Board’s relationship to Management. The NCG Committee evaluates director compensation and oversees both the training and orientation of new directors and the continuing education of current directors under applicable Enerflex policies. The NCG Committee reviews regulatory changes and governance best practices, aligning Enerflex’s governance policies and practices as appropriate. Finally, the NCG Committee also oversees Enerflex’s ESG and sustainability disclosures in advance of full Board consideration. The Chair of the NCG Committee assesses the individual performance and contributions of the Chair of the Board, with the assessment of the individual performance and contributions of the remaining independent directors overseen by the Chair of the Board. Each member of the NCG Committee is independent.

Sustainability Governance

The Board of Directors adopts a collaborative and forward-thinking approach to the oversight of sustainability matters, acknowledging their far-reaching impact that transcends conventional corporate structures. The Board integrates sustainability oversight into its existing framework, enabling a thorough evaluation of risks and opportunities that align with the mandates of relevant board committees. This collective effort ensures comprehensive oversight of the Company’s sustainability practices and policies, encompassing disclosures, strategies, programs, initiatives, and practices.

Risk Management

Enterprise Risk Management (ERM) is a fundamental driver of sustainable value for the Company and its stakeholders. The Board has the responsibility to oversee and monitor risk across the organization and ensure implementation of appropriate ERM systems to monitor and manage those risks with a view to the long-term viability of the Company. The Board oversees management’s identification and evaluation of Enerflex’s principal risks and the implementation of policies, processes, and systems to manage or mitigate the risks, to achieve an appropriate balance between the risks incurred and potential benefits to the Company’s stakeholders.

Enerflex’s ERM program development and implementation is guided by ISO 31000. The ERM framework includes the identification and prioritization of Enerflex’s principal and emerging risks and regularly assessing risks at Executive Management Team meetings. Enerflex’s Internal Audit function serves as an independent body within Enerflex to assess and report on the efficacy of Enerflex’s ERM systems.

Succession Planning

Enerflex ensures leadership sustainability through robust succession planning, both in long-term and emergency scenarios. Quarterly HRC Committee meetings and Board discussions focus on executive development updates and succession plans. A third party aids in executive development, starting with the Executive Management Team and cascading to the Senior Management Teams for seamless transitions and talent cultivation.

Ethics and Business Code of Conduct

Enerflex strives to maintain a culture of integrity, ethical business conduct, transparency, and compliance. This culture is fundamental to Enerflex’s sustainability and ESG efforts. As part of these

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efforts, Enerflex maintains a written Business Code of Conduct (the Code of Conduct), applicable to directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Code of Conduct provides guidance on areas such as compliance; conflicts of interest; outside employment; outside directorships; non-profit and professional associations; entertainment, gifts and favours; corporate property; anti-corruption; sanctions and trade compliance; competition and anti-trust legislation; communication devices, the use of search engines and artificial intelligence; proprietary and confidential information; corporate communications; insider trading; HSE; human rights and respectful workplace; business and accounting practices; corporate donations; and political participation.

The Code of Conduct also affirms Enerflex’s commitment to complying with all anti-money laundering laws in the countries where it operates. Enerflex will not knowingly assist or do business with anyone involved in money laundering or any other form of financial corruption. Enerflex will only conduct business with reputable client partners that are involved in legitimate business activities who utilize funds from valid sources.

The Code of Conduct is reviewed annually by the NCG Committee and the Board and updated as necessary or advisable. The Board, through the Audit Committee and the HRC Committee, receives regular reports regarding compliance with the Code of Conduct. Orientation sessions for new employees include training in respect of the Code of Conduct. Directors, officers, and all Enerflex managers are required to acknowledge annually their compliance with the provisions of the Code of Conduct. Company-wide certification occurs at least every 24 months. The Code of Conduct is available in multiple languages to ensure that employees can understand the provisions of the Code of Conduct in their native language.

Whistleblower Protections and Compliance Hotline

Enerflex’s Whistleblower and Compliance Hotline, which is independent and available 24 hours per day / seven days per week, supports the Company’s commitment to financial and accounting integrity and ethical business conduct. The hotline allows employees, suppliers, client partners, or other third parties, to submit a confidential anonymous report of suspected accounting or auditing irregularities or unethical behaviour impacting Enerflex, including, without limitation, breaches of the Code of Conduct (including violations relating to harassment or workplace violence), criminal activity, violations of Enerflex policies or applicable securities laws, actions that endanger health or safety or that are likely to cause environmental damage, and actions that have the effect of concealing the foregoing.

Anti-Bribery and Anti-Corruption

As part of Enerflex's compliance program, the Anti-bribery and Anti-corruption Policy ensures that Enerflex operates in accordance with Canada’s Corruption of Foreign Public Officials Act, the USA’s Foreign Corrupt Practices Act, and all other anti-bribery and anti-corruption laws applicable to Enerflex’s global operations. In addition to requiring that Enerflex maintain accurate books and records, the policy prohibits each director, officer, and employee of Enerflex and its subsidiaries (as well as third parties who act on their behalf) from offering, paying, promising, or authorizing anything of value for improper purposes. The Senior Vice President and General Counsel oversees compliance with the Anti-bribery and Anti-corruption Policy, with ultimate oversight by the President and Chief Executive Officer of Enerflex. The Anti-Bribery and Anti-Corruption Policy is available in multiple languages to ensure that employees can understand its provisions in their native language.

To further mitigate the risk of unlawful activities, Enerflex's Legal department regularly monitors developments in, and enforcement of, anti-bribery, sanctions, and export laws and evaluates applicable policies and practices to ensure continual compliance and improvement. Management

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ensures employee understanding of prohibited conduct by way of the Code of Conduct certification process and periodic compliance training for persons in senior management roles or who have direct contact with Enerflex’s client partners, suppliers, and/or government officials. Employees are encouraged to report suspected violations of applicable laws or Enerflex policies (including the Anti-bribery and Anti-corruption Policy) directly to a member of Enerflex’s Legal group or to the Enerflex Whistleblower and Compliance Hotline.

Global Trade Compliance

Enerflex’s Global Trade Compliance Policy ensures Enerflex’s commitment to compliance by Enerflex and its directors, officers, and employees with trade laws that are applicable to Enerflex and its business operations around the world. Companies and individuals who act on behalf of, or have partnered with, Enerflex are expected to share Enerflex’s commitment and comply with the Global Trade Compliance Policy and all related and applicable procedures in effect from time to time.

Cybersecurity and Data Privacy

Cybersecurity is a formal component of Enerflex’s overall ERM framework. The Company’s global cybersecurity program adheres to the National Institute of Standards and Technology Cybersecurity Framework, and is regularly reviewed and updated, including quarterly review by the Audit Committee, annual assessment by Internal Audit, and annual external audit of the information technology general controls.

Political Contributions

Enerflex does not align itself with any political party and abstains from making contributions to political parties or candidates for political office. Furthermore, the Company does not engage directly in any form of political lobbying.

Insider Trading

Enerflex’s Insider Trading Policy aligns with applicable securities laws and regulations and applies to all officers, directors, employees and anyone else that qualifies as an “insider”. The policy covers topics such as insider trading prohibitions, blackout periods (both scheduled, recurring and Company implemented), tipping, insider reporting, and general trading restrictions. The Insider Trading Policy outlines the regular blackout periods (in advance of the release of quarterly and annual financial results) when trading is not allowed, as well as the timing of trading windows. Enerflex insiders and individuals that have access to material undisclosed information are notified by email in advance of each applicable blackout period, expected duration (if known) and, upon the ending of the blackout period, notification of a trading window. In addition, management and the NCG Committee also receive regular reports of insider trading activities at their respective meetings and management also reviews disclosures to analysts and investors to ensure that no selective disclosure has occurred.

Conflicts of Interest

In addition to the statutory obligations of directors to address conflict of interest matters, Enerflex has established processes to assist in managing any potential conflicts of interest that may arise. Prior to commencing Board and Committee meetings, the agenda is reviewed for conflicts. In addition, the Code of Conduct certifications completed by directors, officers, employees, and independent contractors include disclosures of potential conflicts. Any concerns are brought to the attention of the Human Resources department, the Legal department, and, if necessary, the President and Chief Executive Officer, the appropriate standing committee of the Board, and/or the

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Chair of the Board. All identified conflicts of interest are reviewed and addressed in accordance with established procedures.

RISK FACTORS

An investment in Enerflex Common Shares involves a number of risks. There are general risks associated with all businesses; industry specific risks inherent in Enerflex’s operations; and risks specific to Enerflex. This section describes the risks that Enerflex believes are most material to its business and operations. The risks identified herein is not a complete list of all the risks and potential risks applicable to Enerflex. Additional risks may arise from time to time as Enerflex’s business evolves. Risks currently perceived as immaterial may become material. While the Company has extensive policies and procedures in place to limit, manage and mitigate risks, including the Company’s ERM program, there is no assurance that Enerflex will be successful in preventing or minimizing the harm and potential harm that risks present.

General Business Risks

Failure to meet investor expectations

As with all businesses, there is a risk that Enerflex does not always meet investor expectations, including expectations regarding financial performance and the optimal deployment of capital. Investors may have expectations regarding the timeline for returns on an investment in Company, which may not align with the Company’s own strategic objectives, forecasts, and scenario planning, and which may not fully consider the volatility and cyclical nature of the oil and natural gas industry. BOOM projects in particular have a multi-year development cycle, with returns typically materializing over a longer term than investors might anticipate. Certain assumptions, estimates, and analysis impacting Enerflex’s growth projections may not materialize for reasons beyond the Company’s control. See “Forward-Looking Information".

A failure to meet stakeholder expectations could adversely impact the reputation of the Company, and investor trust and confidence in the Company, its Board and Management, such that investors reduce their investment in Enerflex, or do not invest in Enerflex at all. This may have an adverse impact on the price and liquidity of Enerflex’s securities, and otherwise adversely impact the Company’s financial position. A failure to meet stakeholder expectations could also result in negative change to Enerflex’s credit ratings. These ratings affect Enerflex’s short and long-term financing costs, liquidity, and operations over the long term, and its ability to engage in certain business activities cost-effectively. If a rating agency downgrades Enerflex’s current corporate credit rating or the rating of its 9.00 percent Notes, or negatively changes its credit outlook, it could have an adverse effect on Enerflex’s future financing costs and access to liquidity and capital.

The Company manages the risk of not meeting shareholder expectations through a combination of (a) clear, credible, and consistent communication of its financial performance and strategic objectives to stakeholders by way of regular market updates, a dedicated investor relations function, and engagement with shareholders by Management and members of the Board of Directors, and (b) a disciplined focus on executing the short-, medium- and long-term strategies communicated to investors. The Company also monitors corporate governance developments and engages with proxy advisory firms and governance organizations in an effort to continually improve its disclosures.

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Compliance with domestic and international laws, financial reporting rules, and applicable regulations impact Enerflex’s operations

With operations in 17 countries globally, the Company is impacted by, and required to comply with, a multitude of international, federal, provincial, state, and local laws and regulations. Enerflex has developed policies, procedures, and training tools designed to achieve and maintain compliance with these laws and regulations, both in its own right and by contractors and sub-contractors. While management believes the Company and its subsidiaries comply with current prevailing laws and regulations, these laws and regulations are complex, subject to periodic revision, and many are becoming increasingly stringent. In addition, laws and regulations are often subject to changes in their interpretation by administrative authorities. There is thus a risk that the Company is not able to maintain compliance with all applicable laws or regulations in all jurisdictions and that the Company could be exposed to investigations, claims, and other regulatory proceedings for alleged or actual violations of laws and regulations related to its operations. This could result in the imposition of administrative, civil, and criminal enforcement measures, including assessment of monetary penalties, disgorgement, obligatory modifications to business practices and compliance programs, and issuance of injunctions as to future compliance. While Enerflex cannot accurately predict the impact of any such proceedings, they could have a material adverse effect on the Company’s reputation, business, financial condition, results of operations, and cash flow.

The cost of legal and regulatory compliance can also be significant. These costs impact the Company’s operating costs and, if they increase over time, could negatively impact the demand for the Company’s products and services.

Enerflex’s compliance obligations, and associated risks, include but are not limited to those detailed below.

(a)
Corruption, anti-bribery, sanctions, and trade laws

The Company is required to comply with domestic and international laws and regulations regarding corruption, anti-bribery, sanctions, and trade compliance. Enerflex conducts business in many parts of the world that experience high levels of corruption, relies on third-party agents to act on the Company’s behalf in some jurisdictions where the Company does not have a presence, and is subject to various laws that govern the import and export of its equipment, including licensing requirements and transfer pricing rules.

The Canadian government, the US Department of Justice, the SEC, the US Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against companies and individuals for violations of anti-corruption and anti-bribery legislation, trade laws, and sanctions laws.

(b)
HSE laws and regulations

Compliance with environmental laws is a priority across Enerflex operations and in the manufacturing of the Company's products. Certain environmental laws may impose joint and several and strict liability for environmental contamination, which may render the Company liable for remediation costs, natural resource damages, and other damages as a result of Company conduct or the conduct of, or conditions at Company facilities caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is possible that neighbouring landowners and other third parties may file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result

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of environmental laws and regulations could be substantial and could negatively impact financial condition, profitability, and results of operations.

Enerflex may need to apply for or amend facility permits or licenses from time to time with respect to storm water, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Enerflex to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of jurisdictions and facilities in which Enerflex operates, and the numerous environmental permits and other authorizations that are applicable to its operations, the Company may occasionally identify or be notified of technical violations of certain compliance requirements and could be subject to penalties related thereto.

The Company is also subject to various federal, provincial, state, and local laws and regulations relating to safety and health conditions in its manufacturing facilities and other operations. Those laws and regulations may also subject the Company to material financial penalties or liabilities for any noncompliance, as well as potential business disruption if any of its facilities, or a portion of any facility, is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on the Company's projections, business, results of operations, and financial condition.

(c)
Laws relating to internal control over financial reporting and disclosure controls and procedures

Enerflex is required by law to maintain effective internal control over financial reporting and disclosure controls and procedures, including under SOx. Under SOx requirements, Enerflex must furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by management in the Company’s internal control over financial reporting. Enerflex cannot provide assurance that there will not be material weaknesses and deficiencies identified presently or in the future. Enerflex may not be able to remediate material weaknesses that have been identified, or any future material weaknesses that may be identified, or complete any evaluation, testing and remediation in a timely manner. Where material weaknesses and deficiencies do exist, there is a reasonable possibility that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis. The Company’s independent auditors may issue adverse reports if it is not satisfied with the level at which Enerflex’s controls are designed, documented, or operating. Consequently, the Company cannot provide assurance that its independent auditors will be able to attest to the effectiveness of the Company’s internal control over financial reporting now or in the future.

If Enerflex is unable to remediate known material weaknesses, or if it identifies additional material weaknesses or deficiencies, it may be unable to produce accurate and timely financial statements in conformity with IFRS, which could lead to investors losing confidence in the Company’s financial disclosures, trigger an event of default under its credit agreements and harm its business, which could have a material adverse effect on the trading price of Enerflex Common Shares, could result in the Company being unable to comply with applicable securities laws and stock exchange listing requirements, or could restrict its future access to capital markets.

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Trade tariffs may create or heighten geopolitical and economic instability

Economic, tax and trade policies may have significant implications for Canadian, U.S. and global economies. The potential imposition of trade tariffs by the USA on imports from Canada and other countries, together with potential retaliatory tariffs by those countries on imports from the USA, and other potential measures, including import and export duties, fees, economic sanctions or other trade measures, immigration policy, tax policy, and energy regulation, present risks to Enerflex's business and operations and may create or heighten geopolitical and economic instability and increase market volatility. Such measures, the nature, extent, and timing of which are uncertain, could lead to increased costs, facilitate changes in interest rates and inflation, impact commodity prices, or currency exchange rates, and lower economic growth and equity prices, any or all of which could adversely impact Enerflex's results and/or operations.

The Company continues to closely monitor developments in this area. Enerflex’s operations in the USA, Canada, and Mexico are largely distinct in the customers and projects they serve. The Company is working to mitigate the impact of the potential tariffs through its diversified operations and proactive risk management. The nature, timing, and impact of the tariffs on the Company’s financial and operational results cannot currently be quantified or determined.

Changes in tax laws, interpretations, or rates may negatively impact Enerflex

The Company and its subsidiaries are subject to income and other taxes in multiple jurisdictions. One or more of the jurisdictions in which Enerflex does business could seek to impose incremental or new taxes on the Company or its subsidiaries. Effective tax rates in those jurisdictions could also be impacted by changes in tax laws or interpretations thereof, changes in the mix of earnings in countries with differing statutory tax rates, or changes in the valuation of deferred tax assets and liabilities. Any such change could have a material adverse impact on the Company's financial and operational results.

While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings by any of the taxing jurisdiction where it operates. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings, or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Force majeure events may impact Enerflex’s business

The Company’s operations could be impacted by disruptions beyond its control, including, but not limited to: natural disasters; extreme weather events; the outbreak of epidemics, pandemics, or other health crises; terrorist activities, anti-terrorist efforts, and other armed conflicts; national emergencies; trade disruptions; acts of foreign governments, and civil unrest. Any such disruptions could result in, amongst other things, a slowdown, or temporary, prolonged or permanent suspension of Enerflex’s operations in impacted geographic locations; damaged infrastructure and key facility closures; reduced economic activity and corresponding reduced demand for the Company’s products and services; or an impaired supply chain, increasing the cost of goods and services used in Enerflex’s operations. Disruptions may also adversely impact the health and safety

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of Enerflex’s employees or otherwise restrict the availability or productivity of its workforce. Should any such disruption occur, the Company’s business, operations, assets, financial condition, and cash flows could be materially and adversely affected.

Emerging from any slowdown or suspension in operations presents further risks to Enerflex’s business, financial condition, and reputation. The Company may be delayed in reaching full operational capacity and in bringing crucial systems and processes online and may have reduced access to assets and project sites, disrupting its ability to service client partners or making it impossible to fulfill its contractual obligations. The Company mitigates this risk through appropriate contractual protections.

Any unforeseen disruptions could also expose Enerflex to substantial liability for personal injury, loss of life, property damage, and pollution. Enerflex carries insurance to protect the Company against these unforeseen events, subject to appropriate deductibles and the availability of coverage, although such insurance protections may not be adequate to cover all losses or liabilities that the Company may incur. See “Risk Factors – Enerflex Specific Risks - Enerflex’s business requires significant levels of insurance” for the limitations on insurance coverage and associated risks to the business.

ESG matters, climate change, and associated regulatory and policy changes could impact Enerflex’s business

Practices and disclosures relating to ESG matters (including but not limited to governance practices, climate change and emissions, diversity and inclusion, data security and privacy, ethical sourcing, and water, waste, and ecological management) have, in recent years, attracted increasing scrutiny by stakeholders. Certain stakeholders are requesting that issuers develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, Executive Management Team, and employees of Enerflex. Failing to implement the policies and practices as requested or expected by Enerflex’s stakeholders, may result in investors reducing their investment in Enerflex, or not investing in Enerflex at all, thereby affecting the price and liquidity of Enerflex’s securities. The Company’s response to addressing ESG matters, and any negative perception thereof, can also impact Enerflex’s financial position through increased financing costs, and impact its reputation, business prospects, and ability to hire and retain qualified employees. It could also make the Company vulnerable to activist shareholders. Such risks could adversely affect Enerflex’s business, future operations, and profitability.

Climate change policy is quickly evolving at regional, national, and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. While Enerflex does not currently exceed the applicable thresholds for emissions-reduction initiatives in its jurisdictions of operations, there is a global trend in recent periods towards greater regulation of GHG emissions. Although it is not possible to predict how new laws or regulations would impact the Company’s business, any future requirements imposing carbon pricing schemes, carbon taxes, or emissions-reduction obligations on the Company’s energy infrastructure, equipment, and operations could require it to incur costs to reduce emissions or to purchase emission credits or offsets and may cause delays or restrictions in its ability to offer its products and services. Failure to comply with such laws and regulations could result in significant liabilities or penalties being imposed on Enerflex. There is also a risk that Enerflex could face claims initiated by third parties relating to climate change or related laws and regulations, or to the Company’s public disclosure of matters relating to climate change and the environment. The direct

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or indirect costs of such claims, and compliance with such laws or regulations, may have a material adverse effect on the business, financial condition, results of operations, and prospects of the Company. Enerflex’s client partners face similar risks, which could see reduced demand for the Company’s products and services.

The nature of Enerflex’s operations brings inherent litigation risk and liability claims

The Company’s operations entail inherent risks, including but not limited to equipment defects, malfunctions and failures, and natural disasters that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations. The Company seeks to mitigate its exposure to these risks through various means including contracting strategies, however, if the Company's products were to be involved in any of these incidents, the Company could face litigation and may be held liable for those losses.

In the normal course of Enerflex’s operations, the Company may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to contract disputes, property damage, environmental matters, employment matters, and personal injury. See "Legal Proceedings". The Company may not be able to adequately protect itself contractually or by relying on insurance coverage. See “Risk Factors – Enerflex Specific Risks - Enerflex’s business requires significant levels of insurance” for the limitations on insurance coverage and associated risks to the business.

Defense and settlement costs associated with lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any legal proceeding could have an adverse effect on Enerflex’s operating results or financial performance.

Industry Specific Risks

Investor sentiment particularly related to the oil and natural gas industry

A number of factors, including the inherent volatility of the oil and natural gas industry, the impact of oil and natural gas operations on the environment, the effects of the use of hydrocarbons on climate change, ecological damage relating to spills of petroleum products during production and transportation, and human rights, have affected certain investors’ sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail, and governmental investors have announced that they are no longer willing to fund or invest in companies in the oil and natural gas industry or are reducing the amount of their investment over time. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry may limit Enerflex’s access to capital, increase its financing costs, and decrease the price and liquidity of Enerflex’s securities.

A well-functioning supply chain and effective inventory management are essential to Enerflex’s business

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. Certain components used in Enerflex’s products are obtained from a single source or a limited group of suppliers and original equipment manufacturers. While Enerflex makes it a priority to maintain and enhance these strategic relationships in its supply chain, there can be no assurance that these relationships will continue. Reliance on suppliers involves several risks, including price increases, delivery delays, inferior component quality, and unilateral termination.

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Certain original equipment manufacturers are also limited in the ability to package and sell material and products. Long-lead times for high demand components, such as engines, can result in project delays. While Enerflex has long standing relationships with recognized and reputable suppliers and original equipment manufacturers, it does not have long-term contracts with all of them, and the partial or complete loss of certain of these sources could result in increased costs and project delays, could have a negative impact on Enerflex’s results of operations, could damage client partner relationships, and could affect Enerflex’s competitive position. Further, a significant increase in the price of one or more of these components could have a negative impact on Enerflex's operational or financial results.

Risks associated with supply chain disruptions are mitigated by dedicated supply chain management teams and continual review of supply chain documentation and processes. Though Enerflex is generally not dependent on any single source of supply, the ability of suppliers to meet performance, quality specifications, and delivery schedules is important to the maintenance of client partner satisfaction and Enerflex’s reputation in the market. If the availability of equipment is constrained or delayed, or if Enerflex’s supply chain is otherwise disrupted such that it cannot deliver products or services in a timely and cost-effective manner, certain of the Company’s operational or financial results may be adversely impacted.

The Company’s operational and financial results could also be adversely impacted by supply chain challenges specific to Enerflex’s operations across multiple jurisdictions. Segmented operations can give rise to inter-regional inefficiencies and restrict Enerflex’s ability to utilize global bulk buying power with several large suppliers, impacting the profitability of its projects. While the fabrication of Engineered System products at our Houston, Broken Arrow and Calgary manufacturing facilities avoids the significant markup associated with local procurement, it can impact margins through additional transportation costs and import taxes, tariffs, and fees. In certain countries in which the Company operates, Enerflex is required to use certain vendors, which impacts the ability to utilize global or internal supply chains and increases costs.

Enerflex faces additional risks related to its internal supply chain and effective management of its inventory. The Company is continually improving its strategic inventory management, using market intelligence, automatic inventory checking, and supply chain coordination, and while the Company does leverage its global footprint to manage its inventory levels on a larger scale, there are risks that inventory is not properly optimized across all operations. A failure to properly manage and optimize inventory could restrict access to working capital, restrict the Company’s ability to move quickly in securing new business, and generally negatively impact operational efficiency and financial performance.

See “Sustainability – Social – Supply Chain Management” for details of Enerflex’s supply chain management processes.

The ability to hire and retain quality personnel and contractors are critical to Enerflex’s business

The Company’s ability to attract qualified personnel by providing both market-related compensation and the necessary organizational structure, benefits, programs, and culture to engage employees, is crucial to its growth and to achieving its business results. The Company’s ability to provide development opportunities and training to cultivate talent and enhance its internal skillset is equally important.

Enerflex’s product lines require a combination of skilled engineers, design professionals, tradespeople, mechanics, and technicians. Enerflex competes to hire and retain these professionals, not only with companies in the same industry, but with companies in other industries. These competitive pressures are compounded in periods of high activity, when demand for skills and

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expertise increases and when the Company may need to move quickly to augment its workforce, as well as by a reduction in the number of people pursuing skilled trades. Moreover, much like certain investors’ sentiments towards investing in the oil and natural gas industry have been affected by ESG matters, the perceived impact of oil and natural gas operations on the environment and issues of climate change have made a career in the oil and natural gas industry less appealing to new graduates and tradespeople entering the job market. This increases demand and competition for the high-quality, skilled personnel necessary to deliver on Enerflex’s value proposition to client partners across all business lines.

There are few barriers to entry in several of Enerflex's businesses, so retention of qualified personnel is essential to differentiate Enerflex's product and service offerings and to compete in its various markets. Enerflex’s employee retention strategies include but are not limited to comprehensive succession planning for the EMT and personnel in key positions and investment in ongoing talent development within each region and at the corporate head office. Total Rewards compensation and benefits programs, individual career growth plans and other opportunities for career development, and a keen focus on employee diversity, inclusion and wellbeing, further support the Company’s efforts to ensure the sustainability and continuity of critical knowledge, relationships, and skills. See “Sustainability – Social – Talent Management” for more details of the various programs and policies supporting Enerflex’s recruitment, retention and employee development efforts.

There can, however, be no assurance that key personnel are retained. The associated loss of knowledge, relationships, skills, and functions (particularly engineering and trades functions), as well as loss of access to the knowledge and relationships fundamental to the maintenance and management of key contracts, poses a significant risk to Enerflex’s business and could adversely impact the quality or delay the completion of certain projects, increase competitive pressures, and adversely impact the Company’s reputation.

There are certain jurisdictions where Enerflex relies on third-party contractors to carry out the operation and maintenance of its equipment and the aforementioned risks apply equally in this context. The ability of third-party contractors to find and retain individuals with the proper technical background and training is critical to the continued success of the contracted operations in these jurisdictions. If Enerflex’s third-party contractors are unable to find and retain qualified operators, or the cost of these qualified operators increases substantially, the contract operations business could be materially impacted.

Financial reductions or restrictions of client partners may impact Enerflex’s contracted revenue

Many of Enerflex’s client partners finance their activities through cash flow from operations, incurrence of debt, or issuance of equity. In addition, a substantial portion of Enerflex's accounts receivable balances are with client partners involved in the oil and natural gas industry, and these client partners may experience decreased cash flow from operations, or a reduction in their ability to access capital, during times when the oil or natural gas markets weaken. Enerflex may also extend credit to certain client partners for products and services that it provides during its normal course of business.

If a client partner experiences decreased cash flow from operations and limitations on their ability to incur debt or raise equity, a reduction in borrowing bases under reserve-based credit facilities, a lack of availability of debt or equity financing, or other factors that negatively impacts its financial condition, Enerflex may not be able to collect or enforce collections on all or a portion of the accounts receivable balance or credit balance from that client partner. Alternatively, the affected client partner may seek to preserve capital by pursuing price concessions, thereby putting margins under pressure, or by cancelling or determining not to renew recurring revenue contracts. Where

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contracts are renewed or renegotiated, these may be on less favourable commercial terms, or may transfer additional risk of liquidated damages, consequential loss, liability caps, and indemnities to the Company.

Any one of these occurrences may lead to a reduction in revenue and net income, which reduction could have a material adverse effect on Enerflex’s business, financial condition, results from operations, and cash flows. Enerflex monitors its financial exposure to its client partners, but there can be no certainty that financial losses will not materialize or have a material adverse impact on the organization.

Enerflex is susceptible to health, safety, and environment risks throughout its operations

Enerflex's business is susceptible to health, safety, and environment risks inherent in manufacturing, construction, and operations in the oil and natural gas services industry. These risks include but are not limited to: equipment defects, malfunctions, and failures; vehicle collisions and other transportation incidents; and natural disasters or other catastrophic events that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations.

Failure to mitigate, prevent, or appropriately respond to a safety or health incident could result in injuries or fatalities among employees, contractors, visitors, or residents in communities near Company operations. Preventing or responding to accidents could also require Enerflex to expend significant time and effort, as well as financial resources to remediate safety issues, compensate injured parties, and repair damaged facilities.

If the Company or its products were to be involved in any of the aforementioned incidents, the Company could face litigation and may be held liable for losses arising from personal injuries or death, property damage, operational interruptions, and shutdown or abandonment of affected facilities. Defense and settlement costs associated with lawsuits and claims can be substantial. The Company could also face government-imposed orders to remedy unsafe conditions or circumstances, and penalties associated with the contravention of applicable health and safety legislation.

Safety is also key factor that client partners consider when selecting a service provider. A decline in the Company’s safety performance could result in lower demand for products or services, which could have an adverse effect on Enerflex’s business, financial condition, and results of operations.

Enerflex reduces its exposure to HSE risks through various means, including comprehensive security and safety assessments of all new projects and on an ongoing basis; contracting strategies; and by maintaining prudent levels of insurance, although such protections may not be adequate to cover all losses or liabilities that the Company may incur. See “Risk Factors – Enerflex Specific Risks - Enerflex’s business requires significant levels of insurance” for the limitations on insurance coverage and associated risks to the business.

The industry in which Enerflex operates is highly competitive

The Company has several competitors in all aspects of its business. There are low barriers to entry for natural gas processing and compression services, the processing and compression fabrication business, and several companies target the same client partners as Enerflex in markets where margins can be low and contract negotiations can be challenging. With respect to new market entrants, the Company faces increasing competition in Latin America and the Eastern Hemisphere.

Consolidation within Enerflex’s customer base further increases competitive pressures, as the balance of supply-and-demand is disrupted, and the Company is forced to compete for business

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from a smaller pool of customers. In After-Market Services, customers may develop their own internal after-market service capabilities, further reducing the pool of potential customers. There is an ongoing risk that Enerflex’s competitors expand their service offering or fabricate new equipment, or develop relationships with Enerflex’s key original equipment manufacturers, which would create additional competition for the products, equipment, or services that Enerflex offers to client partners.

Some of the Company’s competitors, particularly in the Energy Infrastructure and Engineered Systems product lines, are large, multi-national companies that may be able to adapt more quickly to technological changes within the industry or changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities, leverage more cost-efficient internal supply chains, and adopt more aggressive pricing policies.

In terms of financial and operational performance, the Company faces considerable market pressure from competitors that may have lower costs of capital, diverse capital structures, and alternative reporting metrics. There is a risk that Enerflex is unable to take advantage of opportunities or be competitive on pricing to the extent necessary to compete with these companies, both for the reasons set out above and because of capital constraints, debt levels, and the costs associated with the stringent compliance requirements that apply to Enerflex as a public company.

The Company’s ability to secure new business, maintain its market share, and achieve its strategic objectives could be affected by any one or more of these competitive pressures. This could have a material and adverse impact the Company’s business, financial condition, and results of operations, as well as on the price and liquidity of Enerflex’s securities. A detailed discussion of the competitive conditions in Enerflex’s principal markets, and an assessment of Enerflex’s competitive position, is included the “Competitive Conditions” section of this AIF.

Economic and industry volatility could impact Enerflex’s financial position

The industry in which Enerflex operates is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers. The capital expenditures of these companies, along with those of midstream companies who service these oil and gas explorers and producers, impact the demand for Enerflex’s equipment and services. Capital expenditure decisions are based on various factors, including but not limited to demand for hydrocarbons and prices of related products; exploration and development prospects in various jurisdictions; reserve production levels; oil and natural gas prices; regulatory compliance; and access to capital, none of which can be accurately predicted. More generally, the supply and demand for oil and natural gas is influenced by a number of factors, including political, economic, or military circumstances throughout the energy producing regions of the world. This has been highlighted by the Russian invasion of Ukraine as well as recent conflicts in the Middle East, which have had a substantial impact on supply and resulted in significant and rapid commodity price increases. More recently the actual or threatened imposition of import tariffs and retaliatory measures have created volatility in markets which can influence the demand for, or price, of the Company’s solutions.

If economic conditions or international markets decline unexpectedly, or if there is an actual or perceived downturn in commodity prices over the long term, oil and gas producing client partners may decide to cancel or postpone major capital expenditures. This may lead to financial losses in the short term, and reduced demand for products and services offered by Enerflex and a restriction in the Company’s ability to generate recurring revenue over the medium- to long term. The overall impact to the Enerflex business is difficult to predict and depends on many factors that are continually evolving and not within Enerflex’s control, but any such adverse conditions could have a material adverse effect on the Company’s business, financial condition, and results of operations.

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Adverse economic conditions present additional risks to Enerflex’s business. A strong US dollar can make Engineered Systems fabricated in the USA less competitive in markets outside of the USA, adversely impacting the Company’s reputation and competitive position in international markets and adversely affecting cash flows and access to capital for larger BOOM projects. The longer development cycle of BOOM projects also makes them particularly susceptible to the negative impacts of higher inflation, which presents financial risk over the lifetime of longer-term projects.

Conversely, strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its client partners and attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.

The Company's liabilities include long-term debt that may be subject to fluctuations in interest rates. The Company's 9.00 percent Notes outstanding at December 31, 2024, are at fixed interest rates and therefore will not be impacted by fluctuations in market interest rates. The Company's Revolving Credit Facility, however, is subject to changes in market interest rates. As at December 31, 2024, the Company had $191 million of indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of Enerflex’s control could result in higher interest rates, thereby increasing Enerflex’s interest expense and in turn having material adverse impact on Enerflex’s financial results and financial condition. For each one per cent change in the rate of interest on the Revolving Credit Facility, the change in interest expense for the twelve months ended December 31, 2024, would be approximately $2 million. All interest charges are recorded in finance costs on the consolidated statements of earnings (loss). Any increase in market interest rates could have a material adverse impact on the Company's financial results, financial condition, or ability to declare and pay dividends. See “Dividends – Restrictions on Paying Dividends”.

Customer needs and expectations are evolving

Enerflex’s ability to remain competitive and to achieve its strategic objectives depends in part on its ability to develop, adopt, integrate, and deploy new and emerging technologies, and to leverage technological innovations, across its operations, product, and service offerings. It also depends on its ability to understand and anticipate the evolving needs and expectations of its customer base more generally, across all the jurisdictions in which it operates, and to adapt its offerings and pricing to meet those expectations.

Development and adoption of new technologies, and development of new product and service offerings, requires significant investments of capital and resources, and the expenditure of time and costs in upskilling and reskilling employees. These costs may or may not be recoverable in the marketplace and may result in certain products and services being less profitable or economical than anticipated. If the Company is unable to quickly adapt to customers’ evolving needs and expectations, either by failing to deploy technologically innovative offerings, or by failing to meet customer expectations as to product and service quality, project structure, pricing and contractual terms (including the allocation of risk), or otherwise, this could reduce demand for the Company's products and place Enerflex at a considerable competitive and reputational disadvantage. The Company’s ability to sustain and create new revenue streams in existing markets and to enter and compete in new markets may be affected, which could have a material adverse impact on the operational and financial performance of the Company in the long term. It could also impact the Company’s financial position through loss of long-term client partner relationships.

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Successful execution of energy transition projects is reliant on regulatory and policy incentives such as the Section 45Q tax credit for CCUS, the Section 45V tax credit for clean hydrogen production, California low-carbon fuel standards, and many others. The elimination or loss of, or reduction in, such incentives could (i) decrease the attractiveness of such energy transition projects, equipment or facilities to potential client partners, reducing the Company’s opportunities to commercialize the relevant projects, equipment or facilities, (ii) reduce the Company’s willingness to pursue or develop certain projects, equipment or facilities due to higher operating costs or decreased revenue related to such projects, equipment or facilities, and/or (iii) cause the market for future energy transition projects, equipment or facilities to be smaller. Any of the foregoing could have a material adverse effect on the Company’s ability to pursue opportunities in the energy transition economy. Additionally, there are many geographies where relevant governments have not adopted or promulgated regulatory and policy incentives related to energy transition projects and applications. Enerflex may not be able to participate in providing energy transition solutions to client partners in those geographies unless and until such regulatory and policy incentives are adopted.

Enerflex’s business requires significant levels of insurance

Enerflex’s operations are subject to many risks, including without limitation risks inherent in the oil and natural gas services industry, such as equipment defects, and failures; risks of natural disasters with resultant uncontrollable flows of oil and natural gas, fires, spills, and explosions; and the additional risks identified in the “Risk Factors” section of the AIF. These risks could expose Enerflex to substantial liability for personal injury, loss of life, business interruption, property damage, pollution, and other liabilities. Enerflex carries prudent levels of insurance to protect the Company against these risks, subject to appropriate deductibles and the availability of coverage. However, there can be no assurance that any such insurance policies will cover all losses or liabilities that may arise from the operation of Enerflex’s business, or that claims made under the Company’s policies are not in excess of policy limits or subject to substantial deductibles. Any losses or liabilities not so covered could have a material adverse effect on the Company’s projections, business, results of operations, and financial condition. The occurrence of a significant event outside of the scope of coverage of the Enerflex insurance policies could have a material adverse effect on the Company’s financial results.

An annual review of insurance coverage is completed to assess the risk of loss and risk mitigation alternatives. Natural occurrences, and geopolitical activities in recent years have strained insurance markets leading to increases in insurance costs and limitations on coverage. While Enerflex intends to maintain appropriate insurance coverage in the future, there can be no assurance that such coverage will be available on commercially reasonable terms, at levels of risk coverage or policy limits that management deems adequate, or on terms as favourable as Enerflex's current arrangements. Any claims made under the Company's policies may cause its premiums to increase.

Enerflex Specific Risks

Exposure to the risks associated with international operations

Enerflex is exposed to risks inherent in conducting international operations, including, but not limited to: social, political, and economic instability or other adverse social, political, and economic conditions; armed conflict; recessions and other economic crises that may impact the Company’s cost of conducting business; adoption of new, or the expansion of existing, sanctions, trade restrictions, or embargoes; imposition of tariffs or changes to or segmentation of existing tariffs; imposition of price controls; difficulties in staffing and managing foreign operations including logistical, safety, security, and communication challenges; difficulties, delays, and expenses experienced or incurred in connection with the movement and clearance of personnel and goods

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through the customs and immigration authorities of multiple jurisdictions; difficulty in accessing remote project sites; difficulty in obtaining external approvals and other permits required to conduct operations; limitations on the Company’s ability to repatriate cash, funds, or capital invested or held in jurisdictions outside Canada; difficulty or expense of enforcing contractual rights and the rule of law, due to the lack of a developed legal system or otherwise; confiscation, expropriation, or nationalization of property without fair compensation; and difficulties in engaging third-party agents to appropriately interface with clients or otherwise act on the Company's behalf in certain jurisdictions.

To the extent Enerflex’s international operations are affected by any of the above, the Company’s business, financial condition, and results of operations may be materially and adversely affected. To mitigate against these risks, the Company engages both internal and external legal counsel and expert advisors in each jurisdiction in which it operates. The Company endeavors to have appropriate contractual protections and prudent levels of insurance in place to mitigate these risks, although such protections may not be adequate to cover all losses or liabilities that the Company may incur. See “Risk Factors – Enerflex Specific Risks - Enerflex’s business requires significant levels of insurance” for the limitations on insurance coverage and associated risks to the business.

Challenges in optimally deploying and accessing capital may impact Enerflex’s business

Enerflex relies on its cash, as well as the credit and capital markets, to provide some of the capital required to continue operations. While access to capital does not present an immediate, material risk, Enerflex’s higher costs of capital and competing demands for capital within the business could adversely impact the Company’s financial and competitive position. The Company seeks to mitigate these risks by continuing with disciplined capital spending in 2025 and by continuously improving its capital allocation processes and assessments.

The Company's current financing agreements contain a number of covenants and restrictions that Enerflex, and its subsidiaries, must comply with including, but not limited to, use of proceeds, limitations on the ability to incur additional indebtedness, transactions with affiliates, mergers and acquisitions, and the Company's ability to sell assets. The Company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, the Company’s ability to comply with these covenants may be impaired. Failure to meet any of these covenants, financial ratios, or financial tests could result in events of default, requiring the Company to repay its indebtedness and could impair the Company’s ability to access the capital markets for financing. While Enerflex is currently in compliance with all covenants, financial ratios, and financial tests, there can be no assurance that it will be able to comply with these covenants, financial ratios, and financial tests in future periods. These events could restrict the Company’s and other guarantors’ ability to fund its operations, meet its obligations associated with financial liabilities, or declare and pay dividends.

The Company may also be restricted in its ability to access capital on reasonable commercial terms, if at all, due to instability or disruptions to the capital markets, including the credit markets, or otherwise. Particularly for BOOM projects, the ability to access in-country project financing can present challenges. These projects are typically funded in-part by cash flows from the sale of Engineered Systems, and any reduction in these cash flows, may further jeopardize Enerflex’s ability to fund these longer-term projects. Lack of access to capital may result in adverse consequences including: making it more difficult to satisfy contractual obligations; increasing vulnerability to general adverse economic conditions and industry conditions; limiting the ability to fund future

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working capital, capital expenditures, or acquisitions, and the ability to generate revenue; limiting the ability to refinance debt in the future or borrow additional funds to fund ongoing operations; and limiting the ability to pay future dividends to shareholders. See “Dividends – Restrictions on Paying Dividends".

Information technology and information security is of critical importance to Enerflex

The Company is dependent upon the availability, capacity, reliability, and security of information technology infrastructure, to conduct its daily operations. Information technology assets and protocols become increasingly important to Enerflex as it continues to expand internationally, provide information technology access to global personnel, develop web-based applications to monitor products, and improve its business software applications. If any such programs or systems were to fail or create erroneous information in the Company’s hardware or software network infrastructure, it could have a material adverse effect on the Company’s business activities and reputation.

Enerflex may be threatened by or subjected to cyberattack risks such as cyber-fraud, viruses, malware infections, or social engineering activities like phishing and employee impersonation, which may result in adverse outcomes including, but not limited to, the exposure of sensitive data, disruption of operations, and diminished operating results. In recent years, cyberattacks have become more prevalent and much harder to detect and defend against. These threats may arise from a variety of sources, all ranging in sophistication from an individual hacker to alleged state-sponsored attacks. A cyberattack may be generic, or it may be custom crafted to target the specific information technology used by Enerflex. The occurrence of any such cyberattacks could adversely affect the Company’s financial condition, operating results, and reputation.

The Company may be targeted by parties using fraudulent spoof and phishing emails to misappropriate Enerflex information, or the information of client partners and suppliers, or to introduce viruses or other malware through “trojan horse” programs into computer networks of the Company, its client partners, or suppliers. These phishing emails may appear upon a cursory review to be legitimate emails sent by an employee or representative of Enerflex, its client partners, or suppliers. If a member of Enerflex or a member of one of its client partners or suppliers fails to recognize that a phishing email has been sent or received and responds to or forwards the phishing email, the attack could corrupt the computer networks and/or access confidential information of Enerflex, its client partners, employees, and/or suppliers, including passwords, through email or downloaded malware. In addition to spoof and phishing emails, network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance, or other system disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by them.

Security measures, such as incident monitoring, vulnerability testing, tabletop exercises, response planning, and employee education and training have been implemented to protect the Company’s information security and network infrastructure. However, the Company’s mitigation measures cannot provide absolute security, and its information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents due to employee or client partner error, malfeasance, or other vulnerabilities. Additionally, Enerflex is reliant on third-party service providers for certain information technology applications. While the Company conducts due diligence and believes that these third-party service providers have adequate security measures, there can be no

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assurance that these security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies.

If Enerflex’s information technology systems were to fail and the Company was unable to recover in a timely way, the Company might be unable to fulfill critical business functions, which could damage the Company’s reputation and have a material adverse effect on the business, financial condition, and results of operations. A breach of Enerflex’s information security measures or controls could result in losses of material or confidential information, reputational consequences, financial damages, breaches of privacy laws, damage to assets, safety issues, operational downtime or delays, and revenue losses. The significance of any such event is difficult to quantify but may in certain circumstances be material to the Company and could have adverse effects on the Company’s business, financial condition, and results of operations.

See “Sustainability – Governance – Cybersecurity and Data Privacy” for details of Enerflex’s global cybersecurity program.

Reliance on contractors and sub-contractors exposes Enerflex to risk

Where appropriate, Enerflex may partner with third-party contractors to support project execution and delivery of products and services, and to carry out the operation and maintenance of equipment. These partnerships are essential for the Company’s success, but they introduce significant risks to the cost, quality, and on-time completion of projects. While the Company undertakes thorough due diligence of all potential contractors, they may nevertheless fail to meet the quality standards expected by the Company or its client partners, fail to properly maintain required operational licences, or face labour or supply chain disruptions that impede their ability to properly perform their obligations, any of which might give rise to project delays and cost overruns or damage the Company’s reputation. The Company could suffer similar adverse impacts if there is a breakdown of the Company’s relationship with a contractor, or if a contractor suffers financial distress or failure. There is the additional risk that contractors use the knowledge, skills and relationships developed alongside Enerflex to compete with the Company in future, resulting in loss of future opportunities.

Enerflex endeavors to mitigate these risks through appropriate contracting strategies with contractors, but Enerflex remains responsible to its client partners for the work performed. Should any of these risks materialize, they could expose Enerflex to liability and otherwise adversely impact the financial and operational results of the business.

Enerflex’s operations are subject to foreign exchange risk

In the normal course of operations, the Company is exposed to movements in the Canadian dollar, US dollar, Australian dollar, and Brazilian real. In addition, Enerflex has significant international exposure through export from its Canadian operations, as well as a number of foreign subsidiaries, the most significant of which are located in the USA, Argentina, Brazil, Colombia, Mexico, Bahrain, Oman, the UAE, and Australia.

The types of foreign exchange risk and the Company’s related risk management strategies are set out below. Further information on Enerflex’s hedging activities is provided in Note 27 “Financial Instruments” in the audited consolidated financial statements for the year ended December 31, 2024.

Transaction Exposure – The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The functional

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currency of the Company and Canadian operations is Canadian dollars. The operations are primarily exposed to changes in the exchange rates on transactions denominated in US dollars.

The Canadian operations of the Company source the majority of its products and major components from the USA. Consequently, reported costs of inventory and the transaction prices charged to client partners for equipment and parts are affected by the relative strength of the Canadian dollar. The Company also sells compression and processing packages in foreign currencies, primarily in US dollars. Most of Enerflex’s international orders are manufactured in the USA if the contract is denominated in US dollars. This minimizes the Company’s foreign currency exposure on these contracts. In the Middle East, the bulk of Enerflex’s operations are in countries where local currencies have been long-term pegged to the US dollar, further minimizing foreign currency exposure. The Company has intercompany loans, receivables and payables with certain of its subsidiaries denominated in US dollar.

The Company identifies and hedges all significant transactional currency risks. Measures taken in terms of the hedging policy may not achieve its objective and may not fully derisk or offset adverse exchange rate movements, with the result that certain contractual margins are eroded.

The Company remains exposed to foreign exchange risk in light of the ongoing devaluation of the Argentine peso. The Company has implemented cash management strategies to mitigate foreign exchange losses due to further devaluation of the Argentine peso, primarily by minimizing cash available to sustain operations.

Translation Exposure – The functional currency of the Company is the Canadian dollar while the functional currency of most of its subsidiaries is the US dollar. Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the Canadian dollar through a net investment hedge.

The Financial Statements of the Company are presented in US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollar using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive losses.

Earnings from foreign currencies are translated into US dollars at average exchange rates for the period. As a result, fluctuations in the value of the US dollar relative to these other currencies will impact reported net earnings.

The business and operations of Enerflex involve inherent project execution risk

Enerflex's project expertise encompasses field production facilities, gas compression and processing plants, gas lift compression, refrigeration systems, treated water, and electric power equipment, primarily serving the natural gas production industry. The Company participates in some projects that have a relatively larger size and scope when compared to the majority of its projects, which may translate into more technically challenging conditions or performance specifications for its products and services. These projects typically specify delivery dates, performance criteria, penalties for the failure to perform, and may provide for liquidated damages. Other projects are concluded on a fixed-fee basis, which shifts risk from the client partner to Enerflex and which could result in unanticipated cost overruns.

The Company's ability to profitably execute on projects for client partners and meet contracted delivery dates is dependent on numerous factors which include, but are not limited to: changes in project scope; client partner delays; the availability and timeliness of external approvals and other required permits; skilled labor availability, productivity, and optimization; the availability of quality

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contractors to support execution of the Company’s scope on the projects; the availability and cost of materials, parts, and services; the accuracy of design, engineering, and construction; the ability to safely access and perform work at the job site; and weather conditions. Inefficient project execution protocols and use of resources, aging information technology infrastructure, and over-reliance on manual processes could all also impact the Company’s ability to meet contracted delivery dates.

Any failure to execute on projects for client partners in a timely and cost-effective manner risks the Company being held liable for contractual penalties and payment of liquidated damages and could have an adverse impact on the Company’s reputation and ability to secure new projects. Where such failure relates to a larger project, it could have a material adverse effect on the business, financial condition, results of operations, availability of working capital, and cash flows of the Company, while impacting Enerflex’s operational and strategic risk tolerance.

Inefficient information technology systems and infrastructure can impede Enerflex’s operations

The Company is dependent upon information technology systems and infrastructure, and the ability to expand and continually update this infrastructure, to conduct its daily operations. As these systems and infrastructure mature, costs of maintenance and repair rise. There is a risk of the Company becoming overly reliant on manual processes, which could result in operational inefficiencies and disruptions, errors in data and calculations, and a lack of optimization of data to support decision making throughout the Company’s global operations. Outdated infrastructure impacts the Company’s business agility, as it may be incompatible with, or may not have the capacity to support, the leveraging of new technologies required to meet changing market or customer needs. See also “Risk Factors - Industry specific risks - Customer needs and expectations are evolving”.

Any one or more of these risks has the potential to adversely impact the Company’s business, operations, financial position, and reputation. Mitigating these risks requires ongoing investment in the development, adoption, and integration of advanced applications or systems, which requires significant investments of capital and resources. This could further adversely impact the Company’s financial position.

DESCRIPTION OF CAPITAL STRUCTURE

Enerflex is authorized to issue an unlimited number of Enerflex Common Shares and an unlimited number of preferred shares issuable in series. As of December 31, 2024, there were 124,143,179 Enerflex Common Shares issued and outstanding and no preferred shares outstanding. The following is a summary of the rights, privileges, restrictions, and conditions attached to Enerflex Common Shares and preferred shares.

Enerflex Common Shares

The holders of Enerflex Common Shares are entitled to one vote per share at meetings of shareholders of Enerflex, to receive dividends if, as, and when declared by the Board of Directors, and to receive pro rata the remaining property and assets of Enerflex upon its dissolution, liquidation, or winding-up, subject to the rights of shares having priority over Enerflex Common Shares.

Preferred Shares

Preferred shares may be issued by Enerflex at any time, in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Board. Subject to the

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provisions of the CBCA, the Board may fix, before the issue thereof, the designation, rights, privileges, restrictions, and conditions attached to each series of preferred shares. Holders of Enerflex preferred shares are not entitled to vote at any meeting of the shareholders of Enerflex but may be entitled to vote if Enerflex fails to pay dividends on that series of preferred shares and as otherwise provided for under the CBCA.

DIVIDENDS

The declaration of dividends is at the sole discretion of the Board of Directors and is considered quarterly. The current practice of the Company is to make quarterly dividend payments to shareholders from its available cash, without impairing its growth potential. The Company may make additional dividends in excess of quarterly dividends during the year, as the Board of Directors may determine from time to time.

The Company has declared and paid the following dividends, on the date and at the rates shown for each of the three most recently completed financial years.

Declaration Date	Date Paid	Rate per Share
February 23, 2022	April 7, 2022	CAD $0.025
May 4, 2022	July 7, 2022	CAD $0.025
August 10, 2022	October 6, 2022	CAD $0.025
November 9, 2022	January 12, 2023	CAD $0.025
March 1, 2023	April 6, 2023	CAD $0.025
May 3, 2023	July 6, 2023	CAD $0.025
August 9, 2023	October 12, 2023	CAD $0.025
November 8, 2023	January 10, 2024	CAD $0.025
February 28, 2024	May 1, 2024	CAD $0.025
May 7, 2024	July 11, 2024	CAD $0.025
August 7, 2024	October 2, 2024	CAD $0.025
November 14, 2024	January 16, 2025	CAD $0.0375

Restrictions on Paying Dividends

There are many factors which may restrict the ability of the Company to declare dividends and to make a dividend payment to shareholders. The Company's Revolving Credit Facility and 9.00 percent Notes contain provisions which could limit the payment of dividends if certain financial covenants are not met or restrict payments if there is an event of default, a continuing event of default, or if an event of default would be caused by paying a dividend. As at December 31, 2024, the Company was in full compliance with these covenants and no event of default has occurred, is continuing, or will occur by paying a dividend. The declaration and payment of dividends are also subject to complying with the solvency tests set out in the CBCA. See “Risk Factors”.

CREDIT RATINGS

Credit ratings are forward-looking opinions about the ability of an issuer to meet its financial obligations when they become due. They are intended to provide investors with an independent measure of credit quality in respect of an issuance of securities. Credit ratings are not an opinion or comment on the market price of a security or the suitability of a security for a particular investor, nor a recommendation to buy, hold, or sell a particular security. There is no assurance that a rating will remain in effect for any given period of

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time or that a rating will not be changed or withdrawn entirely if, in the opinion of the rating agency that issued the rating, such a change or withdrawal is appropriate.

During the past three years, Enerflex paid rating fees to Standard & Poor’s (S&P), Moody’s Investor Service (Moody’s) and Fitch Rating’s Inc. (Fitch) and Enerflex reasonably expects that on-going annual payments will be made to these agencies for rating services in the future.

The table below shows the S&P, Moody’s, and Fitch ratings for Enerflex’s corporate credit and its 9.00 percent Notes.

	S&P	Moody’s	Fitch
Corporate Credit Rating	BB (stable outlook)	Ba3 (stable outlook)	BB- (positive outlook)
9.00 percent Notes	BB+ (stable outlook)	B1 (stable outlook)	BB (positive outlook)

S&P

The S&P ratings range from a high of AAA to a low of D. The “BB” tier is comprised of BB+, BB and BB-. A rating of BB is the fifth highest of ten tiers. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the respective rating tier and the lack of any such designation indicates a ranking in the middle of the tier. An obligor rated BB is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitments. S&P first assigned its corporate credit rating on March 17, 2022, and assigned its rating on the 9.00 percent Notes on October 4, 2022. On December 6, 2024, S&P raised the corporate credit rating to BB from BB- as well as the 9.00 percent Notes rating from BB to BB+, also revising the Company’s outlook from positive to stable.

Moody’s

Moody’s ratings range from a high of Aaa to a low of C. The numerical modifiers 1, 2 or 3 are used to indicate ranking within a particular tier, with 1 being the highest and 3 being the lowest. A rating of "Ba" is the fifth highest of nine tiers. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. A rating of "B" is the sixth highest of nine tiers. Obligations rated B are considered speculative and are subject to high credit risk. Moody’s assigned its corporate credit rating and its rating on the 9.00 percent Notes on October 3, 2022. On November 22, 2024, Moody’s raised the corporate credit rating from B1 to Ba3 and the 9.00 percent Notes rating from B2 to B1.

Fitch

The Fitch ratings range from a high of AAA to a low of D. The “BB” tier is comprised of BB+, BB, and BB-. A rating of BB is the fifth highest of eleven tiers. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the respective rating tier and the lack of any such designation indicates a ranking in the middle of the tier. Ratings of BB indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments. Fitch first assigned its corporate credit rating and its rating on the 9.00 percent Notes on March 16, 2022. On November 15, 2024, Fitch affirmed the corporate credit rating

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of BB-, revised the rating of the 9.00 percent Notes to from BB- to BB, and revised the outlook of the Company from stable to positive.

MARKET FOR SECURITIES

Enerflex Common Shares are listed and posted for trading on the TSX under the trading symbol EFX and the NYSE under the trading symbol EFXT. The following tables set forth the price range and trading volume for Enerflex Common Shares as reported by the TSX and NYSE for the year ended December 31, 2024.

	TSX				NYSE
Month (2024)	High ($)(1)	Low ($)(1)	Close ($)(1)	Volume (# of shares)	High ($)	Low ($)	Close ($)	Volume (# of shares)
January	7.46	5.78	6.93	14,473,344	5.59	4.31	5.15	850,323
February	8.75	6.49	7.90	13,176,772	6.39	4.83	5.79	1,229,874
March	8.60	7.87	7.88	13,101,724	6.37	5.80	5.83	5,119,396
April	8.60	7.68	8.05	10,545,052	6.28	5.59	5.83	11,140,325
May	8.50	6.44	7.08	17,336,742	6.20	4.70	5.20	4,522,694
June	7.39	6.29	7.38	10,089,421	5.40	4.60	5.40	2,262,815
July	8.03	7.11	7.73	7,417,102	5.87	5.21	5.59	2,255,504
August	8.43	6.94	7.92	9,034,696	6.14	4.73	5.85	4,240,017
September	8.20	7.23	8.06	7,687,208	6.08	5.29	5.96	3,034,603
October	9.27	7.99	9.20	11,130,121	6.82	5.91	6.61	3,306,934
November	13.31	9.25	12.79	21,305,303	9.54	6.63	9.15	7,795,721
December	14.60	12.56	14.31	23,714,386	10.17	8.92	9.95	8,476,030

Note:

(1)
Prices quoted are Canadian dollars.

BOARD OF DIRECTORS

The Enerflex Board of Directors as at December 31, 2024 was comprised of eleven (11) members, ten (10) of which were independent, as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices, National Policy 58-201 – Disclosure Standards, and NI 52-110 – Audit Committees. Mr. Rossiter is not independent because he is the President and Chief Executive Officer of Enerflex.

Pursuant to the term limits set in the Retirement Policy, W. Byron Dunn and Michael A. Weill, both independent directors, retired from the Board effective January 1, 2025. As a result, as at the date of this AIF, Enerflex’s Board of Directors is comprised of nine (9) directors of whom eight (8) are independent.

The Board has three standing committees:

•
Audit Committee
•
Nominating and Corporate Governance Committee
•
Human Resources and Compensation Committee

From time-to-time, the Board may establish a special committee, as was the case during 2022, when the Board established a special committee to consider and evaluate the Transaction. All of the standing committees are comprised entirely of independent directors.

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All of the Company’s directors’ terms of office will expire at the earliest of their resignation or retirement, the close of the next annual shareholder meeting called for the election of directors, or on such other date as they may be removed according to the CBCA. The next annual shareholder meeting is scheduled for May 7, 2025. Each director will devote the amount of time as is required to fulfill his or her obligations as a director to the Company. The Company’s officers are appointed by, and serve, at the discretion of the Board of Directors.

The Board-approved Retirement Policy outlines the term and age limits for current and future independent directors. Pursuant to the Retirement Policy, directors must tender their resignation after serving 12 years. Additionally, the policy provides that nominees for directors are not eligible to stand for election or be appointed as a director if such director has attained the age of 72. Although the Board retains discretion to waive the application of the Retirement Policy if it is in the best interests of Enerflex to do so, the Board is of the view that imposing such limits is an important mechanism for ensuring Board renewal.

As at January 1, 2025, the directors and executive officers of the Company as a group owned, controlled, or directed, directly or indirectly, an aggregate 922,192 Enerflex Common Shares, representing approximately 0.74 per cent of the issued and outstanding Enerflex Common Shares.

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The following table contains information with respect each of the directors of the Company as at January 1, 2025.

Director	Board Committee(s)	Principal Occupation in the Last Five Years
Kevin Reinhart Alberta, Canada Director since: 2017 Enerflex Common Shares owned: 56,250 Enerflex DSUs held: 251,030 (3)	Board Chair	➣ Corporate director
Fernando Assing Texas, USA Director since: 2020 Enerflex Common Shares owned: nil Enerflex DSUs held: 148,490 (3)	HRCC	➣ Corporate director ➣ President and Chief Executive Officer of Centurion Group Limited, the global rental, services, and infrastructure platform of SCF Partners (4)
Ben Cherniavsky British Columbia, Canada Director since: 2024(1) Enerflex Common Shares owned: 5,850 Enerflex DSUs held: 1,106 (3)	AC	➣ Corporate director ➣ Investment banking partner at Fort Capital Partners, focusing on financial advisory services for mid-market industrial businesses in Canada ➣ Managing Director at Raymond James Ltd.
Joanne Cox Alberta, Canada Director since: 2023 Enerflex Common Shares owned: 12,500 Enerflex DSUs held: 37,312 (3)	HRCC (Chair) NCGC	➣ Corporate director ➣ Prior thereto until December 31, 2021, Executive Vice President & General Counsel with Ovintiv Inc. (formerly Encana Corp.)
James C. Gouin Ontario, Canada Director since: 2022 Enerflex Common Shares owned: 56,016 Enerflex DSUs held: 42,076 (3)	AC	➣ Corporate director
Mona Hale Alberta, Canada Director since: 2021 Enerflex Common Shares owned: 10,000 Enerflex DSUs held: 118,184 (3)	AC (Chair)	➣ Corporate director ➣ Prior thereto, Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc.
Marc Rossiter Alberta, Canada Director since: 2019 Enerflex Common Shares owned: 355,720 (2) Enerflex DSUs held: 94,066 (3)	None	➣ President and Chief Executive Officer of Enerflex
Thomas B. Tyree, Jr. Colorado, USA Director since: 2024 Enerflex Common Shares owned: nil Enerflex DSUs held: 13,867 (3)	NCGC (Chair) HRCC	➣ Corporate director ➣ Prior thereto, from 2020 through 2021, CEO of Extraction Oil & Gas
Juan Carlos Villegas Región Metropolitana, Chile Director since: 2019 Enerflex Common Shares owned: 57,600 Enerflex DSUs held: 184,656 (3)	HRCC NCGC	➣ Corporate director

Notes:

(1)
Mr. Cherniavsky was appointed to the Board of Directors on November 25, 2024 and was appointed as a member of the Audit Committee effective December 5, 2024.
(2)
Mr. Rossiter’s spouse is the registered holder of 70 Enerflex Common Shares.
(3)
Enerflex DSUs are a notional unit equal to the value of an Enerflex Common Share and although such Enerflex DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Enerflex Common Shares.
(4)
Effective February 3, 2025, Mr. Assing assumed the role of President and Chief Executive Officer of Camin Cargo Control, an internationally recognized Testing, Inspection & Certification company.

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EXECUTIVE OFFICERS

The following table contains information with respect each of the current executive officers of the Company as at the date hereof.

Executive Officer	Principal Occupation in the Last Five Years
Marc Rossiter Alberta, Canada	➣ President and Chief Executive Officer of Enerflex
Senior Vice Presidents
Preet S. Dhindsa Alberta, Canada
➣
Senior Vice President and Chief Financial Officer of Enerflex
➣
Interim Chief Financial Officer of Enerflex
➣
Prior thereto, Executive Vice President and Chief Financial Officer for Enmax Corporation, an electricity generation, retail, and regulated utility
➣
Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Amp Energy, a global renewable energy developer

David H. Izett Alberta, Canada	➣ Senior Vice President, General Counsel of Enerflex
Robert Mitchell Texas, USA
➣
Senior Vice President & Chief Administrative Officer at Enerflex
➣
Prior thereto, Vice President & Chief Integration Officer at Enerflex
➣
Vice President Business Services & Associate General Counsel at Enerflex

Regional Presidents
Mauricio Meineri Texas, USA	➣ President, Latin America region of Enerflex ➣ Prior thereto, Latin America Vice President of Operations of Enerflex
Phil Pyle Abu Dhabi, United Arab Emirates	➣ President, Eastern Hemisphere region of Enerflex
Gregory Stewart Texas, USA	➣ President, United States of America region of Enerflex
Helmuth Witulski Alberta, Canada	➣ President, Canada region of Enerflex ➣ Prior thereto, Regional Director, Asia Pacific region of Enerflex

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CORPORATE CEASE TRADE ORDERS

No current director or executive officer of the Company is, or has been within 10 years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and that was in effect for a period of more than 30 consecutive days, that was issued: 1) while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer of the relevant company; or 2) after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer.

PENALTIES OR SANCTIONS

None of Enerflex's directors, executive officers of the Company, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company, have been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or
(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

BANKRUPTCIES

Except as disclosed in this AIF, no current director as at the date of this AIF, executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or
(b)
has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer, or shareholder.

On March 4, 2020, Mr. Tyree was appointed Executive Chairman of Extraction Oil and Gas Inc. (Extraction), an independent oil and gas company. On June 14, 2020, Extraction, and its wholly owned subsidiaries, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. On July 30, 2020, Extraction filed a proposed Plan of Reorganization (the Extraction Plan) and related Disclosure Statement describing the Extraction Plan and the solicitation of votes to approve the same from certain of Extraction’s creditors. Subsequently on October 22, 2020, and November 5, 2020, Extraction filed first and second amendments, respectively, to the

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Disclosure Statement. The hearing to consider approval of the Disclosure Statement was held on November 6, 2020. On November 6, 2020, the Bankruptcy Court approved the adequacy of the Disclosure Statement and Extraction commenced a solicitation process to receive votes on the Extraction Plan.

Pursuant to the terms of the Extraction Plan and as described in the Disclosure Statement, Extraction also commenced a rights offering, which was backstopped by certain holders of the senior notes. On November 6, 2020, the Bankruptcy Court for the District of Delaware approved the Backstop Commitment Agreement, which provided a commitment of $200 million. The hearing on the confirmation of the Extraction Plan was held on December 23, 2020, in which the Extraction Plan was approved. On January 20, 2021, the Extraction Plan became effective in accordance with its terms, Extraction emerged from Chapter 11, and Mr. Tyree was appointed Chief Executive Officer and a director of the reorganized entity.

CONFLICTS OF INTERESTS

Investors should be aware that some of the directors and officers of the Company are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA and Company policies, including the duty of such directors and officers to disclose any conflicts and to act honestly and in good faith with a view to the best interests of the Company.

LEGAL PROCEEDINGS

During the second quarter of 2024, Enerflex suspended activity at a cryo project in Kurdistan, Northern Iraq, demobilized its personnel and provided its customer with notice of Force Majeure following a fatal drone attack at an adjacent facility. Due to the continuing Force Majeure and circumstances that made it impossible for Enerflex to fulfill its obligations under the EH Cryo project contract, Enerflex provided its customer with formal notice of termination in November 2024. Enerflex’s customer has commenced arbitration proceedings against the Company, asserting certain claims related to the project. Enerflex views the customer’s claims as baseless and unsubstantiated, is disputing them and, is seeking to recover amounts owing in connection with the EH Cryo project.

Except as disclosed above, there are no legal proceedings Enerflex is or was a party to, or that any of its property is or was the subject of, during the Company’s most recent financial year, nor are any such legal proceedings known to Enerflex to be contemplated, that involve a claim for damages, exclusive of interest and costs, exceeding ten per cent of the current assets of Enerflex.

There are no: 1) penalties or sanctions imposed against Enerflex by a court relating to securities legislation or by a securities regulatory authority during Enerflex’s most recently completed financial year; 2) other penalties or sanctions imposed by a court or regulatory body against Enerflex that would likely be considered important to a reasonable investor in making an investment decision; or 3) settlement agreements Enerflex entered into with a court relating to securities legislation or with a securities regulatory authority during Enerflex’s most recently completed financial year.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Company, of any person or company who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the outstanding voting securities of the Company, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or would materially affect the Company or any of its subsidiaries.

INTERESTS OF EXPERTS, TRANSFER AGENT, AND REGISTRAR

Ernst & Young LLP, the Company's external auditor, has prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended December 31, 2024. Ernst & Young LLP is independent in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the applicable rules and regulations of the Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for Enerflex Common Shares, in Canada, is TSX Trust Company at its principal offices in Calgary and Toronto, and in the USA, is Continental Stock Transfer & Trust Company at its office in New York. The register of transfers of the Company’s securities is located at the office of TSX Trust Company.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that the Company has entered into within the last financial year, or before the last financial year which are still in effect, which can reasonably be regarded as presently material, are described below.

Revolving Credit Facility

In October 2022, the Company secured new debt financing as part of the acquisition of Exterran, which included the 2022 Revolving Credit Facility. In June 2024, Enerflex entered into an agreement to extend the maturity date of the Revolving Credit Facility by one year, to October 13, 2026. Availability under the Revolving Credit Facility has been increased to $800 million from $700 million and may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The maturity date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders.

The Revolving Credit Facility and the 9.00 percent Notes are secured. The Revolving Credit Facility ranks senior to the 9.00 percent Notes. The Company is required to maintain certain covenants on its Revolving Credit Facility. As at December 31, 2024, the Company was in compliance with these covenants. At December 31, 2024, the Company had a total of approximately $191 million cash drawings against its Revolving Credit Facility.

The foregoing summary of the Revolving Credit Facility does not purport to be complete and is qualified in its entirety by the full text of the Revolving Credit Facility, a copy of which may be found under the electronic profile of the Company on SEDAR+.

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AUDIT COMMITTEE

Audit Committee Charter

The Terms of Reference of the Audit Committee are set forth in Appendix “A” of this AIF.

Composition of the Audit Committee

As at the date of this AIF, the Audit Committee of the Company is comprised of Ms. Mona Hale (Chair), Mr. Ben Cherniavsky, and Mr. James Gouin, all of whom are considered to be financially literate and independent within the meaning of NI 52-110. In addition, Ms. Hale, Mr. Cherniavsky, and Mr. Gouin are each an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K, having the following attributes: an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal control over financial reporting; and an understanding of audit committee functions.

Mandate of the Audit Committee

The principal duties of the Audit Committee include:

•
oversight responsibility for financial statements and related disclosures, reports to shareholders and other related communications;
•
establishing appropriate financial policies;
•
ensuring the integrity of accounting systems and internal controls;
•
approving all audit and non-audit services provided by the independent auditor;
•
consulting with the auditor independent of management and overseeing the work of the independent auditor;
•
monitoring and directing, as appropriate, the activities of Enerflex's internal audit group; and
•
overseeing the Company’s cybersecurity and information technology programs.

Pre-approval Policies and Procedures

Under the Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services which the Company's external auditor is to perform, and fees associated therewith. The Audit Committee may delegate this approval to one or more of its members, but such services must be presented to the full Audit Committee at its next scheduled meeting.

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Relevant Education and Experience of Audit Committee Members

The table below lists the three members of the Audit Committee and their relevant education and experience.

Audit Committee Member	Relevant Education and Experience
Mona Hale (Chair)

Ms. Hale is an independent businessperson with over 40 years of executive, financial, and operational leadership experience across the oil and gas, mining, and telecommunications sectors. Over the course of her career, Ms. Hale has developed expertise in accounting and financial controls, commercial management, operational leadership, corporate strategic planning, and information technology. Ms. Hale has advanced experience in governance, risk oversight and strategic development and is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Ms. Hale was the Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc. (TSX:FTT) until her retirement in 2020. Prior thereto, Ms. Hale was the Chief Financial Officer of the Edmonton Economic Development Corporation and held senior executive leadership positions at Prairie Mines & Royalty Ltd. and TELUS.

Ms. Hale currently serves as board chair for FortisAlberta Inc., a wholly-owned subsidiary of Fortis Inc. (TSX:FTS) (NYSE:FTS), and as a director and audit committee chair of Edmonton Airports. Ms. Hale is a former director of the University of Alberta, STARS Air Ambulance, the United Way of Alberta Capital Region, and TEC Edmonton.

Ms. Hale holds a Bachelor of Commerce from the University of Alberta. Ms. Hale is a Fellow of the Chartered Professional Accountants of Alberta, a member of the International Women’s Forum and Financial Executives International and a past recipient of the YWCA Women of Distinction Business Entrepreneur Award.

Ben Cherniavsky

Mr. Cherniavsky has worked for over 30 years in the financial services industry with advanced experience as a director, financial advisor and research analyst of publicly traded industrial and manufacturing companies listed in Canada. He is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Mr. Cherniavsky has served as a partner at Fort Capital Partners, an investment banking advisory firm, since 2022. Prior thereto, he worked for over 20 years at Raymond James Ltd., including as Managing Director, Equity Analyst and Head of Industrials Research.

Mr. Cherniavsky sits on the board of Toromont Industries (TSX: TIH). He is also active in his community where he sits on the boards of the Cherniavsky Junior Club for the Performing Arts, the Whistler Tennis Association, and St. George’s School.

Mr. Cherniavsky holds a BA in Economics from the University of Alberta and an MBA from the Richard Ivey School of Business at Western University.

James C. Gouin

Mr. Gouin is a finance and executive business leader with extensive board and governance experience developed during his four-decade career in the global manufacturing sector. Mr. Gouin has an advanced level of expertise in risk oversight, sales and marketing and is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Mr. Gouin joined Tower International, Inc. in 2007 as Executive Vice President and Chief Financial Officer, and served as President of Tower beginning in 2016. He became Chief Executive Officer and served on Tower's board of directors in 2017 until its acquisition in 2019. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate financial practice of FTI Consulting, Inc., a business advisory firm. Additionally, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller, and as Vice President of Finance, Strategy and Business Development of Ford Motor Company's International Operations.

Mr. Gouin is currently a director and chair of the audit and risk management committee of Algoma Steel Inc. (NASDAQ: ASTL) (TSX: ASTL.XO), and a director and chair of the audit committee of IAC Group (International Automotive Components Group), a private company.

Mr. Gouin served on the boards of Azure Dynamics, a hybrid electric drive train company, until 2012, and the University of Detroit Mercy until October 2017; served as chair of the board of Vista Maria, a non-profit corporation, until 2019; and served on the board of Exterran Corporation until its acquisition by Enerflex in 2022.

Mr. Gouin received a Bachelor of Business Administration from the Detroit Institute of Technology and a Master of Business Administration degree from the University of Detroit Mercy.

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Remuneration of Auditors

The following table sets out the aggregate fees paid or accrued by Enerflex and its subsidiaries to the external auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2024, and December 31, 2023.

	2024	2023 (1)

Audit Fees (2)	$6,125,901	$5,352,635

Audit-related Fees (3)	$10,500	$251,971

Tax Fees (4)	$484,294	$342,252

All Other Fees (5)	$—	$—

Notes:

(1)
The 2023 fees have been translated into US dollars using the average exchange rate during the year.
(2)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings, and statutory audits.
(3)
“Audit-related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit, or attest services not required by legislation or regulation.
(4)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-related Fees”. This category includes fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, requests for rulings or technical advice from tax authorities, and guidance to employees transferred internationally.
(5)
“All Other Fees” include all other non-audit services.

ADDITIONAL INFORMATION

Additional information about Enerflex may be found under the electronic profile of the Company on SEDAR+ and EDGAR. Enerflex’s 2025 management information circular, which it expects to file on or about April 1, 2025, will have more information about its directors’ and officers’ remuneration and indebtedness, the principal holders of Enerflex Common Shares, and the securities authorized for issuance under equity compensation plans. Such information, in respect of the prior year, is also contained in Enerflex’s 2024 management information circular, a copy of which is available under the electronic profile of the Company on SEDAR+. Additional information about the Company, including additional financial information, is provided in the financial statements and MD&A for the year ended December 31, 2024, copies of which may be found on the Company's website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR. If you would prefer to have printed copies of these documents, Enerflex will send them to you free of charge upon request to Investor Relations, Enerflex Ltd., Suite 904 – 1331 Macleod Trail S.E., Calgary, Alberta, T2G 0K3, Phone 1.403.387-6377, or email ir@enerflex.com.

PRESENTATION OF INFORMATION

Unless otherwise indicated, information contained in this AIF is given at or for the year ended December 31, 2024. References in this AIF to “$”, “US dollars”, or “dollars” are to United States dollars unless otherwise stated.

Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to US dollars. The change provides more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities apply US dollars as their functional currency and a significant portion of the Company’s expenses, cash flows, assets, and revenue are denominated in US

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dollars. Further information is provided in Note 4 “Changes in Accounting Policies” in the audited consolidated financial statements for the year ended December 31, 2024.

Certain historical information contained in this AIF has been provided by, or been derived from information provided by, third parties. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable; however, the Company is unable to independently verify such information.

Information contained on or accessible through the Enerflex website, though referenced herein, does not form part of and is expressly not incorporated by reference into this AIF, unless otherwise stated.

NON-IFRS MEASURES

In this AIF, there are references to the terms “Engineered Systems bookings and backlog”, “Energy Infrastructure contract backlog”, and “recurring revenue”, which are not recognized measures and have no standard meaning under IFRS and are unlikely to be comparable to similar measures presented by other issuers.

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and should not be considered as alternatives to net earnings or any other measure of performance under IFRS. The non-IFRS measures referenced in this AIF are recurring revenue, Engineered Systems bookings and backlog, and Energy Infrastructure contract backlog. Reconciliation of recurring revenue to the most directly comparable IFRS measure is provided below. Engineered Systems bookings and backlog and Energy Infrastructure contract backlog do not have a directly comparable IFRS measure.

Additional information regarding the non-IFRS measures referred to in this AIF are set out below and under the “Bookings and Backlog” section of this AIF.

Additional disclosures for such non-IFRS measures contained in the MD&A for the year ended December 31, 2024, which is available on Enerflex’s website and under the electronic profile of the Company on SEDAR+ and EDGAR, are incorporated by reference in this AIF. See “Non-IFRS Measures” in the MD&A for the year ended December 31, 2024.

Recurring Revenue

Recurring revenue is defined as revenue from the Energy Infrastructure and After-Market Services product lines, as well as the impact of finance leases where Enerflex is the lessor by removing margin recognized on commencement and the non-cash interest income earned, and adding the cash received from the client partner. These revenue streams are typically contracted and extend into the future, rather than only being recognized as a single transaction. Energy Infrastructure revenue relate to compression, processing, and electric power equipment. After-Market Service revenue is derived from the ongoing maintenance of equipment that produces gas over the life of a field. Conversely, revenue from the Company’s Engineered Systems product line is for the manufacturing and delivery of equipment and are non-recurring once the goods are delivered. While the contracts are subject to cancellation or have varying lengths, the Company does not believe that these characteristics preclude them from being considered recurring in nature.

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FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, FLI) within the meaning of the US Private Securities Litigation Reform Act of 1995. FLI relates to Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. FLI may contain, but is not limited to, words such as “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, or “capable”, or the inverse of such terms or similar expressions suggesting future conditions, events, or expectations. In particular, this AIF includes (without limitation) FLI pertaining to: the ability of the Company to continue to grow its market share in the US Energy Infrastructure business and the strategies to achieve such growth; expectations as to the growth in the Middle East and Africa market and the associated opportunities in Energy Infrastructure and Engineered Systems, as well as after-market service as a result of such growth and the timing associated therewith; expectations as to the growth in the Latin America market and the associated opportunities for Enerflex to expand product offerings; the Company being optimally positioned to serve client partners in key markets, enhancing long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation; expectations regarding the Energy Infrastructure and After-Market Service product lines and Enerflex’s ability to continue building an increasingly resilient and sustainable business, including by stabilizing cash flows over the long term and reducing cyclicality in the business; a growing liquified natural gas export industry in North America and the ability of the Company to benefit from such growth; expectations regarding the USA market continuing to provide the Company with opportunities to supply compression, processing, low-carbon and electric power solutions; expectations regarding anticipated increases in gas egress capacity in Canada yielding opportunities for Enerflex’s Engineered Systems business; expectations that investments in long-term infrastructure assets will grow the recurring nature of Enerflex's business; the Company’s backlog and the ability of the Company to convert such backlog into revenue within a reasonable time frame; the ability of the Company to continue to build strong relationships with suppliers; expectations that no aspect of the Company’s business will be materially affected by renegotiation or termination of contracts or sub-contracts; expectations that global energy demand will continue to outpace supply from new renewable capacity and that natural gas will play a critical role in the ongoing energy transition; expectations that substantially all existing and future Energy Infrastructure contracts will be extended or renewed beyond their initial terms or renewed on substantially the same commercial terms; expectations regarding compliance with existing and future laws and regulations; expectations that the Company’s quality management systems, safety systems and local emergency response plans will be effective in reducing the probability of catastrophic events that could impact human health, local communities and/or the environment; risks that new tariffs imposed along with any countervailing tariffs, may adversely affect the demand and/or market price for Enerflex’s products and/or otherwise adversely affect Enerflex; risks that the assumptions, estimates, and analysis impacting Enerflex’s growth projections may not materialize for reasons beyond the Company’s control or at all, and that this may negatively impact the Company’s business, financial condition, results of operations, and cash flow; risks associated with Enerflex’s supply chain and the partial or complete loss of certain suppliers which could result in increased costs and project delays, could have a negative impact on Enerflex’s results of operations, could damage client partner relationships, and could affect Enerflex’s competitive position; risks associated with the ability of the Company to obtain and maintain prudent levels of insurance, and that such coverage will be available on commercially reasonable terms, at levels of risk coverage or policy limits that management deems adequate, or on terms as favourable as Enerflex's current arrangements; expectations that third-party service providers have adequate cyber security measures and that such security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies; risks associated with foreign exchange and movement in the Canadian dollar, US dollar, Australian dollar, and Brazilian real and efforts by the Company to hedge all significant transactional currency risks and that such efforts will be successful; the ability of the Company to successfully recover amounts owing in connection with the EH Cryo project; expectations regarding future dividend payments and the ability to continue to pay such dividend; expectations regarding payments to credit rating agencies; expectations as to the timing by which the Company will file its management information circular and hold its annual general meeting of shareholders; and the Company’s belief that the historical information provided by, or derived from information provided by, third parties, is accurate.

FLI is based on assumptions, estimates and analysis made in light of the Company's experience and its perception of trends, current conditions, and expected developments, including assumptions and estimates as to associated timing and costs, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. FLI involves known and unknown risks and uncertainties and other factors which are difficult to predict, including, without limitation: the impact of general economic and industry conditions on the Company’s business, including its existing product offerings and the potential for growth and expansion of the business; stock market volatility both generally and specific to the price and liquidity of the Company’s securities; the adoption of new laws and regulations or changes to existing laws and regulations or how they are interpreted and enforced; the adoption of new taxes and tariffs or changes to existing taxes and tariffs and how they are interpreted and enforced; force majeure events; ESG and climate change rules, regulations and policies and the interpretation and enforcement thereof; the Company’s involvement in litigation including with respect to the EH Cryo project; investor sentiment toward the oil and natural gas industry and

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market trends within the industry; risks inherent in the Company’s supply chain and inventory management; the ability of the Company to hire and retain the personnel critical to its business; the impact to the Company’s business given adverse financial conditions of client partner(s); HSE risks and the ability of the Company to manage such risks; increased competition and the ability of the Company to meet competitive pressures within a reasonable cost structure; volatility of oil and natural gas prices; oil and natural gas product supply and demand; future natural gas prices and natural gas exploration and development activity levels; fluctuations in interest rates and foreign exchange rates and risks that the Company’s hedging policy is not able to derisk and offset adverse exchange rate movements; whether the Company is able to develop, adopt, integrate, and deploy new and emerging technologies, and to leverage technological innovations, across its operations, product, and service offerings, to meet evolving customer needs and expectations; regulatory and policy incentives; the ability of the Company to maintain appropriate insurance coverage on commercially reasonable terms and at reasonable prices; risks inherent in conducting international operations, including those related to cultural, political, and economic factors in foreign jurisdictions and to corruption, sanctions, and trade compliance; the ability of the Company to generate sufficient cash flow from operations, and to access credit and capital markets on reasonable commercial terms or at all, to meet its current and future obligations, including the payment of future dividends to shareholders of the Company; the Company and its subsidiaries ability to continue to comply with covenants, financial ratios, and financial tests applicable under the Revolving Credit Facility; the viability of the Company’s information technology systems or infrastructure; information security and the adequacy of security measures in place at third-parties that provide information technology applications to the Company; the timely and cost-effective execution of projects; the Company’s reliance on contractors and sub-contractors to support project execution and delivery of products and services; and other factors, many of which are beyond the control of the Company. See “Risk Factors” in this AIF.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While the Company believes that there is a reasonable basis for the FLI included in this AIF, as a result of known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements. Readers are cautioned not to unduly rely on FLI.

The FLI contained herein is expressly qualified in its entirety by the above cautionary statement and is given as at the date of this AIF. Other than as required by law, the Company disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise.

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DEFINITIONS

In this AIF, the following terms have the meanings set forth below, unless the context requires or indicates otherwise:

2022 Revolving Credit Facility means a $700 million three-year secured revolving credit facility, bearing an interest rate equal to an applicable margin (ranging from a low of 0.20 percent per annum to a high of 3.25 percent per annum based on Enerflex's net funded debt to earnings before finance costs, income taxes, depreciation, and amortization ratio), plus the applicable reference rate associated with the currency of the borrowings.

9.00 percent Notes means 9.00 percent senior secured notes due 2027.

After-Market Services means the Company's After-Market Services product line, described under the heading "Product Lines - After-Market Services".

Annual Information Form or AIF means this annual information form dated February 27, 2025.

Audit Committee or AC means the Audit Committee of the Board of Directors.

Bank Facility means the syndicated revolving credit facilities entered into pursuant to a credit agreement made as of June 1, 2011, amended and restated as of June 30, 2014, May 2, 2019, and further amended and restated as of July 16, 2021, among the Company, Enerflex Australasia Holdings Pty Ltd., the Toronto Dominion Bank, the Bank of Nova Scotia, and certain other lenders.

Board of Directors or Board means the Board of Directors of Enerflex, as it is comprised from time to time.

BOOM has the meaning ascribed to such term under the heading “Product Lines – Energy Infrastructure – Build-Own-Operate-Maintain Solutions”.

CBCA means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder.

CCUS means carbon capture utilization and storage.

CO2 means carbon dioxide.

Code of Conduct has the meaning ascribed to such term under the heading “Sustainability – Governance – Ethics and Business Code of Conduct.

Eastern Hemisphere has the meaning ascribed to such term under the heading “Geographic Markets”.

EDGAR means the Electronic Data Gathering, Analysis, and Retrieval system used for the filing of documents under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, and the Investment Company Act of 1940, which can be accessed at www.sec.gov/edgar.

EH Cryo project has the meaning ascribed to such term under the heading “Three Year History – 2024 Highlights and Developments”.

Enerflex or the Company means Enerflex Ltd., and includes subsidiaries of, and partnership interests held by, Enerflex and its subsidiaries.

Enerflex Common Shares means common shares in the capital of Enerflex.

Enerflex DSUs mean Enerflex Deferred Share Units, a notional unit with a value equal to an Enerflex Common Share that can only be redeemed when the holder leaves the Company.

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Energy Infrastructure means the Company's Energy Infrastructure product line, described under the heading "Product Lines - Energy Infrastructure".

Engineered Systems means the Company’s Engineered Systems product line, described under the heading “Product Lines – Engineered Systems”.

ERM has the meaning ascribed to such term under the heading “Sustainability – Governance - Risk Management”.

ESG refers to environmental, social, and governance matters.

Executive Management Team or Management means the Executive Management Team of Enerflex.

Exterran means Exterran Corporation, a Delaware corporation which was acquired by Enerflex in October 2022, subsequently renamed Enerflex US Holdings Inc.

GHG means greenhouse gas.

GHG Protocol has the meaning ascribed to such term under the heading “Sustainability – Environmental - Emissions Management”.

HRC Committee or HRCC means the Human Resources and Compensation Committee of the Board of Directors.

HSE means health, safety, and environment.

IFRS means the International Financial Reporting Standards as issued by the International Accounting Standards Board, as amended from time to time.

Latin America has the meaning ascribed to such term under the heading “Geographic Markets”.

MD&A means management’s discussion and analysis.

NCG Committee or NCGC means the Nominating and Corporate Governance Committee of the Board of Directors.

NGL means natural gas liquid.

NI 52-110 means National Instrument 52-110 Audit Committees.

North America has the meaning ascribed to such term under the heading “Geographic Markets”.

NYSE means the New York Stock Exchange.

Retirement Policy has the meaning ascribed to such term under the heading “Three Year History – 2024 Highlights and Developments”.

Revolving Credit Facility means the expanded $800 million secured revolving credit facility maturing on October 13, 2026, bearing an interest rate equal to an applicable margin (ranging from a low of 0.75 percent per annum to a high of 3.5 percent per annum based on Enerflex's net funded debt to earnings before finance costs, income taxes, depreciation, and amortization ratio), plus the applicable reference rate associated with the currency of the borrowings.

SEC means the U.S. Securities and Exchange Commission.

SEDAR+ means SEDAR+, which can be accessed at www.sedarplus.ca.

Senior Notes means the CAD $40.0 million of 10-year notes maturing on June 22, 2021, issued by Enerflex under a note purchase agreement dated June 22, 2011; $105.0 million and CAD $15.0 million seven-year

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notes maturing on December 15, 2024, issued by Enerflex under a note purchase agreement dated December 15, 2017; and the $70.0 million and CAD $30.0 million 10-year notes maturing on December 15, 2027, issued by Enerflex under a note purchase agreement dated December 15, 2017.

SOx means the Sarbanes-Oxley Act of 2002.

Term Loan Facility means commitments from a syndicate of financial institutions for a newly drawn $150 million three-year secured term loan credit facility, bearing an interest rate equal to the Secured Overnight Financing Rate or US base rate plus 3.75 percent or 2.75 percent per annum, respectively.

Transaction has the meaning ascribed to such term under the heading “General Development of the Business – 2022 Highlights and Developments”.

TSX means the Toronto Stock Exchange.

USA means the United States of America.

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APPENDIX A

AUDIT COMMITTEE

TERMS OF REFERENCE

ORGANIZATION

Enerflex Ltd. (the “Corporation”) has established an Audit Committee of the Board of Directors. These terms of reference govern the operations of the Audit Committee (the “Committee”), as approved by the Board of Directors (the “Board”) of the Corporation. The Committee shall review and reassess the terms of reference annually. The Committee shall be appointed by the Board and shall be comprised of at least three directors, each of whom are independent (as defined by applicable legislation and the applicable rules of any stock exchange on which securities of the Corporation are listed and posted for trading). All Committee members shall have a sufficient level of financial literacy to understand the issues to be raised in the Corporation's financial statements, and at least one Committee member shall have accounting or related financial expertise.

Principal duties of the Committee include oversight responsibility for: financial statements and related disclosures, reports to shareholders and other related communications, establishment of appropriate financial policies, the integrity of accounting systems and internal controls, approval of all audit and non-audit services provided by the independent auditor, consultation with the auditor independent of management and overseeing the work of the independent auditor, and monitoring and directing, as appropriate, the activities of the Internal Audit group.

STATEMENT OF POLICY

The Committee will provide assistance to the Board in fulfilling their oversight responsibility relating to the integrity of the Corporation's financial statements and the financial reporting process, the systems of internal accounting, internal control over financial reporting (“ICFR”), financial controls, the annual independent audit of the Corporation's financial statements and ICFR, and any legal compliance or ethics programs as established by management and the Board. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee, the independent auditor and management of the Corporation. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation and the power to retain and pay outside counsel, or other experts it determines necessary to carry out its duties.

RESPONSIBILITIES AND PROCESSES

The primary responsibility of the Audit Committee is to oversee the Corporation's financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation. The independent auditor is responsible for auditing those financial statements. The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behaviour.

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

A-1

Relationship with External Auditor

➣
The Committee shall oversee the work of the independent auditor and shall have a clear understanding with management and the independent auditor that the independent auditor reports to and is ultimately accountable to the Board and the Committee, as representatives of the Corporation's shareholders. The Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend the replacement of the independent auditor. The Committee shall assure itself that the external auditor is independent from management and the Corporation and will have access to all information about the audit firm's relationship with the Corporation that is necessary to come to a reasonable conclusion. Annually, the Committee shall review and recommend to the Board the election of the Corporation's independent auditor by the shareholders.
➣
The Committee shall discuss with the independent auditor the overall scope and plans for their audit including the adequacy of staffing and the audit fees. Such audit and fees are subject to the approval of the Committee. The Committee will recommend to the Board the appointment of the external auditor by the shareholders and the fees for such auditor. In addition, the Committee shall discuss with management, and the independent auditor, the adequacy and effectiveness of the ICFR and financial controls, including the Corporation's system to monitor and manage financial-related risk, and any legal and ethical compliance programs (including complaint mechanisms). The Committee will develop and maintain a relationship with the independent auditor that allows for full, open, and timely discussion of all material issues, with or without management as appropriate in the circumstances.
➣
The Committee shall approve non-audit services to be rendered by the independent auditor and fees associated there-with in advance of such activity taking place. The Committee may delegate this approval to one or more of its members, but such services must be presented to the full Committee at its next scheduled meeting.
➣
The Committee shall approve the Corporation's hiring of partners, employees and former partners and employees of the present and former external auditor of the Corporation.

Financial Reporting

➣
The Committee shall review and recommend for approval by the Board, press releases on quarterly financial results and interim reports to shareholders including the financial statements, note disclosure and Management's Discussion and Analysis included therein, prior to public disclosure of such information. The Committee will periodically consider the extent of involvement of the independent auditor in connection with the interim financial statements, interim note disclosures, and Management's Discussion and Analysis.
➣
The Committee will review with management and the independent auditor and recommend for approval by the Board the press release on annual financial results, the annual audited consolidated financial statements, Management's Discussion and Analysis, Annual Information Form, and Annual Report on Form 40-F.
➣
The Committee will periodically review and satisfy itself as to the adequacy of procedures for the review of other public disclosure by the Corporation of financial information derived from the Corporation's financial statements.

A-2

➣
The Committee shall review any significant adjustments to financial statements, as well as the accounting related to unusual transactions, investments or other transactions that could materially affect the viability of the Corporation, in addition to the accounting related to all material transactions with related parties. The Committee will make appropriate inquiries with respect to any significant litigation or regulatory compliance matters and report on these matters to the Board.
➣
The Committee shall review with management and the independent auditor the interim and annual financial statements, including their judgment about the quality and acceptability of accounting principles, the reasonableness of significant accounting estimates and judgments, and the clarity of the disclosures in the financial statements and related notes. Also, the Committee shall discuss the results of the annual audit, and any other matters required to be communicated to the Committee by the independent auditor under generally accepted auditing standards.

Internal Audit and Controls

➣
At least annually, the Committee (or its designate) shall review expenses incurred by the Chair, President & Chief Executive Officer, and Senior Vice President & Chief Financial Officer.
➣
At least annually, the Committee shall obtain confirmation that management has complied with the Corporation's Code of Business Conduct.
➣
At least annually, the Committee shall receive a report from the Corporation's Disclosure Committee as to the Committee's activities and its recommendations on changes, if any, to the Corporation's disclosure practices. In addition, the Committee shall receive a report from the Disclosure Committee recommending disclosure of all quarterly and annual financial results press releases, financial statements, Management’s Discussion and Analysis, Annual Reports, Annual Reports on Form 40-F, and other relevant public disclosure materials before the Committee approves such documents.
➣
At least annually, the Committee shall review the Whistleblower Policy and the Cash Management Policy and make any necessary or appropriate modifications to such policies.
➣
The Committee shall put in place procedures for:
o
the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
o
the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.1
➣
The Committee will also regularly review complaints to the Corporation's Compliance Hotline regarding financial matters.
➣
The head of the Corporation’s Internal Audit group will have a functional reporting relationship directly to the Committee. The Committee will provide such guidance and direction to the Internal Audit group, as it deems necessary to ensure the independence and appropriate functioning of such department. The Committee shall receive an annual report from the head of Internal Audit outlining plans for the subsequent year and quarterly reports describing progress against the plan and any relevant findings.

1 NI 52-110, s. 2.3(7); Rule 10A-3.

A-3

➣
At least annually, the Committee shall review and reassess the Corporation’s policy with respect to the delegation of authority levels assigned to management.
➣
The Committee will consider the effectiveness of the Corporation’s internal control system, including ICFR and information technology security and control based on the input of management, external auditors and the Corporation’s Internal Audit group.

Environmental, Social, and Governance (ESG) Matters

▪
The Committee shall review and approve disclosures made pursuant to the IFRS Sustainability Disclosure Standards, in the annual Management Information Circular, the Annual Information Form, the Corporation’s annual ESG performance summary table, and other ESG reporting, as applicable.

Other Matters

▪
The Committee shall review and approve disclosures regarding the Ransom Demand Recovery Policy, including and disclosures of actions taken by the Corporation under the policy.
▪
The Committee will have oversight responsibility for IT-related initiatives, undertakings, and projects.
▪
The Committee shall review any disclosures regarding the Incentive Compensation Recovery Policy insofar as such disclosures pertain to the determination of the Triggering Date and the amount of Excess Incentive Compensation subject to recovery (capitalized words used in this section have the meanings ascribed thereto in the Incentive Compensation Recovery Policy).

August 2023

A-4

Enerflex

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | **enerflex.com**